CHIEF CONSOLIDATED

MINING COMPANY

THE TINTIC MINING DISTRICT

(UTAH)

PROSPECT AND RETROSPECT

By
Ben Ainsworth, P. Eng.
Derek Barratt, P. Eng.
David Jenkins, P. Geo.
Rod McElroy, Ph.D.
Brian Mountford, P. Eng.

NOVEMBER 2005

TABLE OF CONTENTS (Cont’d)

TABLE OF CONTENTS (Cont’d)

SUMMARY

Chief Consolidated Mining Co. (Chief) owns considerable mining claims comprising some 19,500 acres that control the Tintic and East Tintic Mining Districts in Utah. These claims have been subjected to intermittent underground mining operations from several operating mines for over 140 years.

The principal authors of this report, after spending time on the property and an extensive evaluation of the volumes of historic data, have concluded that significant opportunities exist for further development and exploitation of the claims.

A program of development is recommended, at a cost of $1,170,000 to complete a first phase of a plan to increase the value and enhance the prospects of viably operating the following four projects. (See Figure No.1)

•	Advancing the Burgin extension deposit through to a bankable Feasibility Study.
•	Further development of the concept to sell potable water from a desalination plant fed by pumped water from the Burgin Mine.
•	Investigation of the economic possibilities of producing and selling halloysite (and other) clays from the Zuma and other areas.
•	Continued investigation and development of other exploration targets in the claim block and adjacent areas.

A success contingent, phased approach is recommended since, other than the Zuma clay potential, the areas of interest are related.

The Burgin Mine project should be moved forward by creating access to the 1050 level via the Apex No.2 shaft and drilling a series of holes into the down-dip extension of the previously mined ore-body, as well as satellite bodies and targets. The objectives of this work, at a cost of $860,000, will be to provide a N1 43-101 compliant resource and subsequent reserve; to obtain samples for metallurgical testing and to ascertain initial hydrological characteristics relative to ore deposit dewatering.

The Burgin Water project should be developed along three parallels.

•	Effective dewatering of the deposit.
•	Appropriation of the water, in agreement with the State and potential Protestants.
•	Cleaning of the brackish water i.e., desalination.

The exploration potential, for the most part, will be predicated upon success at the Burgin. There are underground access points to explore defined zones and targets adjacent to and accessible by the Burgin 1050 level.

TERMS OF REFERENCE

(a)

The writers of this technical report have been requested by Chief to utilize all the historic data pertaining to the Tintic District and evaluate its importance in the definition of the present assets of the Company. With this definition determined, we are to consider and describe these assets, along with a program to increase their value to the full and optimum extent.

(b)

This technical report has been prepared to facilitate the staged financing of the development plans required by (a) above. Corporate decisions made by Chief may require initial private financings followed by a public prospectus. Thus this report has been written to facilitate conversion to N1 43-101-F1 in the eventuality that it will, in whole or part, be utilized for public financing through the auspices of the Canadian Exchange.

(c)

The information to be utilized comes from the surviving data from some 140 years of activity within the Tintic District and particularly Chief’s large land holdings. Perhaps more relevantly, the work carried out by previous lessees, namely Kennecott Copper Corporation and Sunshine Mining Company has been referenced. More recently data has been generated by Chief, either singly, or in joint venture with Akiko Resources and Korea Zinc. All these data, primarily drill hole results, metallurgical and process analyses and Water Application and studies can be found in a large filing system, in the offices of Chief, located on the site of the historic mining operations, adjacent to a 800 ton per day process plant.

NOTE:

Throughout this report, we have referred to tonnage, resources, reserves and grades that pre-date N1 43 – 101. In some instances, these references are based upon previous workers’ impressions of what has been typical in the past. The inclusion of these data is made to identify targets and projects that should be investigated further with current equipment and technology. As such, these criteria are understood to be part of the Terms of Reference.

PROPERTY DESCRIPTION AND LOCATION

Chief’s property in the Tintic Mining District comprises some 19,300 acres of patented mining claims and approximately 200 acres of non-patented claims. This property is located in Juab and Utah Counties of the State of Utah. (See Figure No.2) Of the above claims, approximately 8,500 acres of patented ground and 200 acres of non-patented are owned by Tintic Utah Metals LLC, which is a subsidiary of Chief. The centre of the property is approximately 39° - 57´ N latitude and 112° - 20´ W longitude. The area is dominated by the East Tintic Mountains, a north trending fault block range near the eastern margin of the Great Basin.

We have not determined the full extent and location of Chief’s claims. For the purpose of this study, there is a concentration of effort applied to the East Tintic District and the approximate claim boundary there is shown on Figure No.3.

41°00'
Carrington Island
Antelope Island
GREAT SALT LAKE
SALT LAKE CITY
Western Pacific
Bingham
Tooele
40°30'
American Fork
Provo
UTAH LAKE
Springville
Spanish Fork
Payson
Union Pacific
113°00'
TINTIC DISTRICT
40°00'
Eureka
Goshen
EAST TINTIC MOUNTAINS
Nephi
Union Pacific
0
20
km
39°30'
112°30'
112°00'
UTAH
AREA OF THIS MAP
Rocky
Mts.
Basin and Range
Colorado Plateau

CHIEF CONSOLIDATED MINING COMPANY			
PROPERTY LOCATION MAP			
DATE:	October, 2006	FIGURE:	2
ENGINEER:	B. Mountford, P.Eng.	SCALE:

ACCESSIBILTY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

The property area is some 60 miles south west of Salt lake City, Utah and is accessible by paved road. Initially south on Interstate 15 from Provo to Santaquin, a distance of 15 miles, then west on Highway 6 (which bisects the area) a distance of approximately 20 miles. A spur from the Denver Rio Grande Western Railway line services the Burgin Mine, which is the location of the primary asset development target of the many remaining on the property. (See Figure No.2)

As previously stated, the topography is dominated by north trending ridges with associated valleys. Maximum relief in the area is some 10,000 ft with lowest elevations at 5000ft. Precipitation amounts to approximately 15 inches per year, equally proportioned between snow and rain. Average mid winter temperature (January) is 38°F with a recorded minimum of minus 18°F. Mid summer (August) the average temperature is 74°F and maximum recorded high at 112°F. Vegetation in the claim area is typical of semi-arid mountainous terrain. Sage juniper, hedgehog cactus and prickly pear dominate on the hotter and drier south facing slopes. Aspen, Douglas fir and spruce cover the higher and north facing slopes.

The town of Eureka, altitude 6460ft (1964m), population 760, lies adjacent to the claim boundaries. This town has serviced previous mining activities. There are a few small towns located eastward on Highway 6 through to Santaquin which is located at the junction between Highway 6 and Interstate 15, and has a population of some 5000.

HISTORY

GENERAL

Ore, in the Tintic District, was initially discovered in outcrop in 1869. Within a few years most of the major outcropping ore-bodies were being mined and there were 15 -20 exploitation and exploration shafts. In addition to the initial Sunbeam lode (small fissure type ore body) major ore-bodies (replacement type) were discovered along three main structures known as the Gemini (Eureka) the Mammoth and the Godiva-Sioux ore runs (or zones). In 1905 the fourth and latest of the ore runs, named the Iron Blossom was found by Jesse Knight. Anecdotally, the Mormon, Bishop Knight was led to the zone via a vision. However, Knight was familiar with the district and no doubt recognized the altered appearance of the surrounding rocks even though the ore body did not outcrop. This “blind” discovery by Knight some distance east of the outcropping ore runs, opened up the possibility of further deposits to the east. (See sketch below)

By the end of the 1871, three mining camps had been established – Eureka, Silver City and Diamond City. The growth along the discovered ore runs was steady and most of the early producers were still in operation 40 years later. The Mammoth, Martha Washington, Eureka Hill and Shavers were amongst the earliest producers. As a result of the high grade ores, shipments were sent long distances to smelters in San Francisco, Reno, Baltimore and as far as Swansea in Wales.

Even though many claims had been staked in the eastern portion of the district (Now East Tintic District) before the turn of the century, the only “sniff” of ore was a small outcrop of lead-silver near to the present Eureka – Lily shaft. This outcrop was in an area of intense alteration of both sediments and volcanics. All future discoveries of major deposits in the East Tintic would be blind ore-bodies, based on surface alteration and found by underground geologic interpretation. (See Figure No.3)

E.J. Roddatz became interested in the district about 1906 and acquired a major holding in what is now the Tintic Standard area. Roddatz reasoned that even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. His ideas worked out and, despite the complex faulting and folding in the area, and with great perseverance, in 1916, he discovered the Tintic Standard deposit. It took two shafts and thousands of feet of drift and winze to make the discovery. Roddatz was amply rewarded. The Tintic Standard Mine went on to become one of the major lead-silver mines in the world.

The Tintic Standard discovery stimulated activity in the eastern part of the district and since the Tintic Standard No.2 shaft (discovery shaft) was sunk in an area of pyritized volcanics, much of the prospecting concentrated on similar alteration zones. The Eureka Bullion, Iron King, Copper Leaf, Eureka Lily, Zuma and Apex Standard shafts were sunk in similar zones. With the exception of the Eureka Lily, none led to an immediate discovery, this would come later after much effort.

Mining geologists attracted by the discovery of the Tintic Standard began to study the district. Amongst these was Paul Billingsley, who, in the early 1920’s, provided the skills that led to the framework for modern prospecting. He observed that the volcanic cover in the east was pre mineral and altered by various stages of the mineralizing solutions contemporaneously with ore deposition. He also recognized that the dikes and fissures cutting the volcanics continued at depth into the underlying sediments. Based on these ideas a long drive on the 700 level of the Tintic Standard Mine was commissioned. The target was projected from a surface exposure of a strong alteration zone, along with persistent dikes in the volcanics. This exploration work intersected the ore deposit that became the North Lily Mine. Similar strategies led to the discovery of the Eureka Standard mine.

During World War II, the United States recognized that in the event of a long war, new sources of raw material would be essential. The US Geological Survey spent 1942 – 1943 studying the East Tintic District. An exploration program seeking blind ore-bodies, was commenced towards the end of 1943. The work progressed slowly and by 1945, four targets had been defined. One of the targets was the Chief Oxide area. This area was centered on a prominent outcrop of oxidized and pyritized volcanics. No major discovery was made via the 75ft deep Chief Oxide zone shaft. (It is interesting to note that Paul Billingsley, late in the 1920’s, had defined the Chief Oxide zone as a prime target.) A drift was driven from the Apex Standard and exploration holes drilled downwards, This also was unsuccessful. It has been subsequently proven that both Billingsley and USGS were correct in their thinking. The Burgin deposit lies within the Chief Oxide zone and below the Billingsley exploration holes.

In summary, district production slowly increased through discovery of new mines and peaked between 1921 and 1930, when according to data from the U.S. Bureau of Mines (Morris and Mogensen (1978)) production for the decade from the combination of the Tintic and East Tintic Mining Districts reached 4,250,000 tons. From that peak, production decreased to a low of 662,000 tons between 1961 and 1970. Production from the Burgin Mine led to a second peak of 1,200,000 tons between 1971 and 1976. Total recovered metal from the district between 1869 and 1976 is as follows:

Tons	18MM
Gold	2.7MM ounces
Silver	270MM ounces
Copper	250MM lbs.
Lead	2.2 billion lbs.
Zinc	250MM lbs.

Martineau and Potter (1977) report metal production from the largest mines in the district and that summary is reproduced here in the following table.

METAL PRODUCTION FROM THE LARGEST MINES IN THE

TINTIC DISTRICT

TABLE NO.1

MINE	TONS (millions)	SILVER oz/ton	GOLD oz/ton	LEAD %	COPPER %	ZINC %
Burgin	1.56	9.3	-	10.3	-	10.1
(through 1976)
Centennial	1.42	12.6	0.4	0.6	2.4	-
Eureka
Chief	3.5	15.5	0.1	6.0	0.3	2.3
Consolidated
Eagle+Bluebell	0.67	11.7	0.1	7.5	0.2	-
Iron Blossom	0.65	26.3	0.1	9.5	0.6	-
Mammoth	1.18	11.1	0.1	1.5	1.6	-
Tintic Standard	2.41	24.4	0.04	11.9	0.4	-

BOUNDARY
CLAIM
N
Water Lily Shaft
Homansville Target
Homansville Fault
East Tintic Thrust
BALL PARK AREA
Eureka Lily Fault
North Lily Shaft
No. 2 Tintic Standard Shafts
No. 1
6
Eureka
50-02 Area
Apex Standard #2 Shaft
ZONE A
Burgin #1 Shaft
Burgin #2 Shaft
BURGIN
Eureka Lily Shaft
South Fault
Tintic Standard Offset
Iron King Shaft
Eureka Standard Shaft
Eureka Standard Target
Inez Target
Hansen Fault
Inez Fault
Iron Blossom
ZUMA
Apex Standard Fault
Eureka Standard Fault
Trixie North
756
South Apex Hill Target
Sioux-Ajax Fault
Roundy Shaft
Trixie Mine
Trixie Fault
75-85 & 75-86
Trixie South
CLAIM
BOUNDARY
0
4000
feet
MAIN TARGETS

CHIEF CONSOLIDATED MINING COMPANY			
PROPERTY OUTLINE WITH OLD WORKING AREAS AND DEFINED TARGETS ZUMA, BURGIN, ZONE A AND BALL PARK			
DATE:	October, 2005	FIGURE:	3
ENGINEER:	B. Mountford, P.Eng.	SCALE:	0 4000ft

THE TRIXIE MINE

The most recent mining efforts have been operations from the Trixie Mine. (See Figure No.3) The Trixie shaft extends to a depth of some 1,300 ft and was active from 1969 to 1992. Operators initially were, Kennecott Mining Company, followed for the last nine years by Sunshine Mining Company.

During its life the Trixie produced a reported 713,478 tons of ore, which was directly shipped (without concentration) to the Bingham smelter in Utah for smelter flux. Metals produced were 150,048 ounces of gold and 4,670,289 ounces of silver – i.e. grades of 0.21 opt Au and 6.5 opt Ag.

This ore was contained in the vertical interval from the 1,300 ft level to the 750 ft level.

During 2001, Chief completed a limited drill program of six holes drilled from surface into the Jake Gold Zone. The assay results from these holes, along with five drilled earlier, were used by a Mr. Ray Irwin to estimate a Trixie Mine reserve. It should be noted that the available data indicates that the six holes intersected the Jake Zone at about 600 ft – 700 ft. We have not established the inclinations of these holes but are reasonably satisfied they were not vertical. Therefore, the estimate should relate to reserves that are above or near the 600 ft level.

Mr. Irwin did a series of estimates based upon the “cutting” of high grade intersects. These estimates varied from approximately 50,000 tons of 0.55 opt Au, 4.45 opt Ag (cut) to 50,000 tons of 1.6 opt Au, 4.45 opt Ag.

Also, during 2001, Chief was actively engaged in developing the high grade zone (we assume this refers to the Jake). Correspondence at the time indicates they were estimating 120,000 tons at + 1.0 opt Au. We have not yet been able to verify where this reserve was thought to be, nor any technical rationale for the estimate. The 600 ft level was to be the focus of the proposed mining.

Mining from the Trixie commenced in January 2002; there had been some development ore produced and stockpiled during 2001. On March 28th, 2002 a serious cave-in at the 610 Stope, put an end to the mining. Records exist up until the end of February 2002 for the mine production. As of this report, we have not been able to find the March 2002 production information.

Relevant data to the end of February 2002 is as follows:

	2001	Jan. 2002	Feb. 2002	Total
Tons Mined	5,384	771	1,653	7,808
Tons Milled	381	3,391	4,036	7,808
Mill Head Grade (Au)	0.28	0.63	0.83	0.72
Recovery	85.9%	79.7%	80.1%	80.1%
Recovered ounces	91.31	1,694.6	2,674.5	4,460.4
Ounces sold				3,316.7
Ounces in mill circuit				1,143.6
Total Mining & Milling Cost				$694,591
Cost per Ton Processed				$88.96

In June 2002, Mr. Ray Irwin estimated the following reserve as being present above the 750 level i.e. the area of his earlier 2002 estimates.

610 Stope	18,500 tons		0.68 opt Au; 5.05 opt Ag
		=	12,580 ounces Au; 93,500 ounces Ag

750 level	5,600 tons		0.23 opt Au; 0.6 opt Ag
		=	1,290 ounces Au; 3,360 ounces Ag

600 – 610	1,750 tons		1.85 opt Au; 2.83 opt Ag
		=	3,250 ounces Au; 4,950 ounces Ag
TOTAL	25,850 tons		Containing 13,080 ounces Au and
101,740 ounces Ag

Without the specific information as to the March 2002 production it is difficult to make effective comments. If we assume that approximately 4,000 tons were mined and processed in March, then the total production tonnage equates to approximately 12,000 tons. Mr. Irwin’s June 2002 estimate brings the total up to 37,850 tons. The discrepancy between the original 120,000 tons, Mr. Irwin’s original 50,000 tons and 37,850 tons, needs to be field investigated since, in the event of the plant becoming operational, this provides an excellent gold target.

BURGIN

After World War II, Newmont Mining Company became interested in the Chief Oxide Zone. Operating from the Apex Standard No.2 shaft, they carried out exploration seeking blind ore bodies. Their lack of success led to a termination of the work in 1948. The last effort they made was to drill two churn holes from surface. The first hole (N-1) penetrated a thick sequence of carbonate rocks and approximately 50ft of altered dolomite containing traces of lead and zinc. Hole number two (N-2) located about 400ft northeast of hole number one, intersected nothing of interest and terminated at the water table.

The USGS, intrigued with the geology in hole number N-1, deepened it to 1600 ft. Fossils of Devonian and Mississippian age were identified, which eliminated the previous belief that the rocks were older Cambrian strata. This discovery led to the probability of a major north trending fault buried under the volcanics. This theory would explain the presence of the younger rocks. This fault was considered to be a major thrust fault which moved older Cambrian quartzites and shales over the younger carbonate rocks.

Bear Creek Mining Co. Ltd., a subsidiary of Kennecott Copper, was, at the time, active in the district. Their interest extended to the Chief Oxide Zone. Their initial work was managed by Mr. William Burgin. Mr. Burgin died in an airplane crash in 1955 and the eventual Chief Oxide Zone discovery was named in his honour. In 1957 what is now the Burgin No.1 shaft was sunk some 50ft east of the Chief Oxide shaft and surface drilling commenced. Centennial Development Company (the Contractor) collared the shaft on January 30th 1957 and had reached the water table some 1110ft below on July 20th 1957. The 1050 level was established approximately 20ft above the water level and an exploratory cross-cut was sent off in a westerly direction. The cross-cut had two objectives.

•	To enter the postulated East Tintic thrust fault
•	To investigate Bear Creek surface hole ET1 which was an extension of an old USGS hole that had intersected lead-zinc mineralization

Both objectives were achieved. The thrust fault was intersected some 1300ft west of the shaft. Drifts were expanded into and down the fault and intersected numerous zones of lead-zinc oxide and lead carbonate. For the next three years drilling above and below the 1050 level continued to increase the lead-zinc silver deposit that became the Burgin Mine. A production decision was made in 1963. The plan called for 75 tons per day of direct shipping ore initially, rising to full production of 500 tons per day by 1965. The basis of the positive decision was 1,330,000 tons of lead - silver – zinc ore blocked out by drilling from the 1050 level. As a matter of some significance, at the time of the decision, some water flow during mining was anticipated, initially 3000 gpm – 4000 gpm, decreasing to 2000 gpm – 3000 gpm. during production.

As initially planned, the Burgin Mine would consist of a new (Burgin No.2) shaft which would have production levels at 1050ft, 1200ft and 1300ft. A pumping station and associated water storage would be installed at 1350ft and the shaft would be terminated at the 1500 ft level. Rehabilitation of the near-by Apex No2 shaft to the 1000ft level and two connecting drifts would be provided for escape and ventilation purposes. Raise bored holes, winzes and raises would complete the main mine facilities.

This plan would be drastically amended, with negative impact, due to the problem that was to plague operations at the Burgin Mine.

One other feature of the initial operational plan was the elimination of a concentrating process plant. The preponderance of oxide ore presented metallurgical challenges that did not justify the risk of the additional cost. Production would come from high grade silica-laden silver lead-zinc ore that would be directly shipped to the Utah Kennecott smelter.

During 1965, with the Burgin No.2 shaft at 1330 ft, an inflow of 140°F water at 1400 gpm was encountered in the southeast corner of the shaft. Despite intensive dewatering attempts, the flow was not stopped. As a result, a decision was made that would negatively impact all future operations. Production would commence from the 1200 ft level and wells would be sunk from the same level to dewater the workings. Prior to this all dewatering had been through a single, deep well north of the shaft. The installation of wells on the 1200 level met only limited success and the ore-body was not adequately dewatered. It wasn’t until a second surface well came on-line that the shaft inflow was reduced, and the workings became moderately drier.

Production commenced from the 1200 level and this hampered the ongoing deeper development. A decision was made to excavate the 1300 level station at the 1260 level. This decision also had a serious impact on future operations since it decreased by 40% the ore available for above-level extraction. During 1966, based upon test-work by Kennecott, a 500 ton per day flotation concentrator was authorized and installed at the Burgin Mine. This was partially built prior to the 1967 strike and completed shortly after the strike was over. (See Figure No.4)

In 1967, Kennecott was informed by the U.S. Steelworkers of America, that they intended to negotiate one contract for all workers and the Burgin Mine, under Bear Creek Mining, was to be part of this negotiation. By mid July, negotiations had not been successful and a general strike commenced. This strike continued until April of 1968 and had a huge influence on all subsequent operations. During the strike, the water inflow had increased to 4400 gpm. A small sump on 1200 level pumped water to the much larger 1050 level sumps, (which had replaced the planned 1350 pumping level). From the 1050 level, the water was pumped to the surface for disposal. The few supervising staff available to work during the strike were simply overwhelmed with the tasks needed to maintain and improve mineability. As a result, the mine conditions degenerated considerably, creating wet, unstable ground in all of the existing and immediate future stoping areas. Working areas collapsed. A back-log of sand filling, immediately prior to the strike, created stress on a lot of the more important pillars with resulting damage to adjacent working stopes and future pillar recovery efforts.

After the strike, it was obvious that the dewatering plan was not working. Stope development was delayed; stopes were wet and the ground heavy. A lot of the broken ore was removed by eliminating the fill method and applying block caving techniques. This resulted in cave extensions to the shaft which created shaft movement. Given below is a year by year summary, along with the more important lessons that will be of huge benefit to any future mining at the Burgin.

1970: Concentrator increased to 800 tpd but it was impossible to produce sufficient ore due to a shortage of stopes. There was increasing pressure from the top level management to attain the 800 tpd, 168,000 tons mined (655 tpd).

1971: 140,000 tons mined at 11.8% Pb, 9.4% Zn and 9.0 oz/ton Ag. (545 tpd) Most of the ore came from newly discovered zones. Problems created by the difficult mandate to feed the concentrator were a lack of grade control and implementation of orderly well conceived mine plan.

1972: 203,000 tons mined (815 tpd); the increase was due to more efficient dewatering wells. During the year the 1300 level was brought on stream. Dewatering methods were now beginning to work, an average of 8,850 gpm were pumped. The dewatering plan consisted in the main, of deep wells and advance drain holes from development headings.

1973: 197,000 tons mined (785 tpd) but, as in previous years, the bad ground (water) and hot water flows limited access to the high grade areas and low grade ore was mined to maintain the budgeted production rates. Excessive heat and water inflows occurred at the west end of 1200 level, near the intersection of the Eureka Standard and East Tintic thrust fault. All headings here were stopped at the contact with the sanded dolomite and shales and the footwall of the thrust fault, whilst additional pumping facilities were put into place. It was also noted at the time that the quartzite hanging wall was adequately dewatered. Therefore it was decided to abandon the footwall headings and drive around them in the hanging wall. It was obvious from this work that the water flows were at the footwall contact. The quartzite deep within the hanging wall had been effectively dewatered.

1974: 162,000 tons (650 tpd) of higher grade with excellent profit.

1975: Production started to drop due to decreasing ore above the 1300 level i.e. more production was required from below the shaft stations with inherent problems.

1976: Decrease in production due to lack of reserves. The neighboring Trixie Mine started to produce high grade direct shipping ore, which alleviated the push for production.

1977: Although the Burgin Mine still carried in excess of one million tons below the 1300 level a decision was made to suspend operations. This was based upon the expected costs for a completely new shaft and power system, and the expectations that the recently re-opened Trixie Mine would take over the Division production duties.

LESSONS LEARNED AT BURGIN

(1)

Despite several profitable years, the overall result was a loss. With hind sight, this loss could have been avoided. Due to pressure from the Kennecott head office and the property owners (Chief) production was taken from areas that had not been dewatered properly nor had effective plans been implemented to minimize dilution (grade control). Additionally, in this respect, it should be noted that Kennecott considered Bear Creek to be a separate Division and all costs incurred in the entire district were carried by that company. These extraneous costs created the loss situation, not necessarily the Burgin Mine operation.

(2)

Excess drift-work, including roof support and expensive heading dewatering, had been incurred due to the common practice of footwall development. In this case the use of the hanging wall for all major drifts and development would have been much better.

(3)

The mine management felt that the initial concept of a 1365 drainage level and drainage holes, ahead of the workings, was an excellent one. Later, experience demonstrated that a combination of drainage holes and deep wells was very effective. The Kennecott decision to start mining when the shaft was stalled at the 1330 level – due to water, was the start of all the subsequent problems at the Burgin Mine.

(4)	A thorough knowledge of the hydrology is essential and an effective plan designed and allowed to be implemented, would have made a tremendous difference in the profitability of this venture.
(5)

All the problems from the end of the 1968 strike to closure in 1978 prevented an optimum result. The problems, all due to water, were caving with consequential dilution, ore loss and heavy ground in work places. Water saturated sanded dolomites along the contact of the East Tintic fault and large areas of the main ore zone that had not been adequately dewatered were a persistent concern. Experience during the life of the Burgin had shown that heavy ground and sanded dolomites could be effectively worked once the rock was dewatered.

GEOLOGICAL SETTING

The East Tintic Range is a north trending fault block range near the eastern border of the Basin - range province. Its shape and orientation is controlled by northerly trending Basin-range normal faults, formed late in the geological history of the range. The mountains are underlain by Precambrian and Paleozoic strata that underwent complex folding and faulting during the Sevier orogeny of Cretacious age. In Oligocene and Miocene time the deformed strata were intruded by stocks and volcanic rocks buried the youthful land forms.

The Precambrian rocks exposed in the region are predominantly quartzite, argillite and brown dolomite belonging to the Big Cottonwood Formation. The Upper Proterozoic rocks total approximately 1650 ft in thickness.

The Paleozoic rocks which range in age from Cambrian to Mississippian unconformably overlie the Precambrian and are estimated to be approximately 12,000 ft thick. Morris and Mogensen comment, that in general the Paleozoic rocks are about 60 percent carbonate rocks, 30 percent quartzite and 10 percent shale. The base of the Paleozoic section is the Cambrian age Tintic Quartzite. This, more or less, 3,000 ft thick unit is mostly buff quartzite but consists of conglomerate near the base and phyllite beds near the top. The Tintic is not normally known to host replacement ore-bodies, but is host to a number of the narrow, precious metal rich, fissure vein deposits.

Overlying the Tintic Quartzite is the Ophir Formation of limey shales and limestones of the Middle Cambrian to Upper Mississippian. The Ophir is an important ore host in the East Tintic district. Above the Ophir Formation, sandstones and shale are distinctly subordinate to carbonate rocks. All of the units above the Ophir, host at least small replacement deposits, but most of the mineral production came from five units as follows:

•	The 370 ft thick Ophir Formation ($200 million).
•	450 ft thick Bluebell Dolomite ($135 million).
•	510 ft thick Ajax Dolomite ($60 million).
•	900 ft thick Deseret Formation ($47 million).
•	Approximately 2,700 ft thick Tintic Quartzite ($35 million).

The strong mature relief, developed on the eroded sedimentary strata in post Mississippian time, was buried during the Oligocene, by ash comprising the Packard Quartz Latite which has been correlated with the quartz monzonite Swansea stock and associated dikes.

The Packard Quartz Latite is overlain by a sequence of latite flows, tuffs and agglomerates which make up the Tintic Mountain Volcanic Group. These rocks formed a large composite volcanic cone that was intruded by many stocks, plugs and sills of latite and monzonite porphyry of the Sunrise Peak Stock.

The youngest Oligocene eruptive rocks in the district belong to the Laguna Springs Volcanic Group. The volume of Laguna Springs tuffs and flows is small compared to earlier volcanic events. The termination of their eruption was marked by the intrusion of the Silver City stock, a monzonite porphyry. Associated with the Silver City stock are numerous monzonite porphyry plugs and dikes. Locally, many pebble dikes, which served as feeders for ore forming hydrothermal fluids, are associated with the intrusives of the Silver City stock.

During and after intrusion of the Silver City stock large volumes of hydrothermal fluids coursed through the faults and breccia zones of the region and produced extensive regions of hydrothermal alteration. These solutions changed in chemical character over time and ultimately caused dolomitization, propylitization, argillization, silicification, calcitization and sericitization of country rocks. During later stages of fluid evolution they deposited the ores for which the district is famous.

During the Sevier orogeny, three or more superimposed thrust faults and many associated high angle faults were produced in the sedimentary pile. None of the thrust faults outcrop within the district, but can be traced over long distances in adjacent regions. Paleozoic rocks were displaced as much as 100 miles eastward over younger Paleozoic and Mesozoic strata. During later stages of movement the strata and thrusts were crumpled into asymmetric anticlines and synclines with amplitudes of 3 – 4.5 miles. During the folding, small thrust faults developed on the limbs and crests of the structures.

High angle faults, associated with the folding include a conjugate system of northeast and northwest trending wrench faults showing mainly horizontal displacement.

A series of late faults cut the intrusives, volcanics and sediments and can be traced northeasterly across the district. Locally, the fault planes are occupied by pebble dikes. These late faults show little displacement, typically on the order of a few tens of feet and in most instances dip steeply to the west. These faults according to Morris and Mogensen (1978) were the primary conduits for ore-depositing solutions and where they localize ore shoots the wall rocks exhibit concentric zones of hydrothermal alteration.

DEPOSIT TYPES

The mined ore-bodies occur as; replacement deposits, replacement veins and fissure veins, as well as stockworks and disseminated deposits. Replacement deposits have been the source for more than 90% of the ore produced in the district. They occur predominately, in carbonate rocks and may be described as pods, pipes, columns and irregular masses. They range from small masses of less than a ton to masses containing more than 2,000,000 tons. They are irregular in form and commonly connected one to another by narrow stringers or veins of ore. Some deposits show a clear localization by structure, whilst others are seemingly unrelated to structure.

Replacement deposits in the main Tintic district occur in five linear zones known as ore runs. Over much of the strike length of the ore run it could be expected to be more or less rod shaped, less than 100 feet wide and much less than 100 feet high. Much if not most of the volume of the ore run would consist of un-replaced wall rock. These are geometries that are very difficult to quantify with exploration. Most of the mines carried very small tonnages of proven reserves and relied on continuous underground exploration. Much of this work was completed by lessors.

The ore-bodies in the East Tintic District, including the Burgin, show much more structural control. The major replacement deposits are irregular masses localized by the intersections of northeast trending fissure zones and small thrust faults with porous, permeable and reactive units.

Replacement veins were mined most commonly in the pyrometasomatic rocks near the margin of the Silver City Stock, where ore replaced the fault gouge and breccia and locally replaced reactive beds. Ore shoots were typically mined over a strike length of 300 feet or so, although the Dragon vein was mined for more than 2,500 feet. They are sometimes pipe like in form and up to 45 or 60 feet in width. Where they are tabular they commonly have dimensions of 300 feet vertical and horizontal and 4.5 to 6 feet wide. These tabular deposits were far fewer in number than fissure veins, but jointly produced a similar amount of ore as the fissure veins, (approximately 5% each).

Fissure veins occur in a myriad of short faults typically cutting massive siliceous rock units including quartzite, quartz monzonite, monzonite porphyry, latite, silicified tuff and agglomerate. The ore shoots are commonly less than about three feet wide and several hundred feet long. Most of these deposits are less than 300 feet long (Morris and Mogensen, 1978). These mines typically produced less than 400,000 tons of ore from a number of much smaller discrete ore shoots.

The ores in the district consist largely of galena and sphalerite with variable amounts of acanthite, argentite, tetrahedrite-tennantite, enargite-famatinite, proustite, hessite, calaverite, native gold and silver and a wide variety of uncommon copper, lead, silver and bismuth sulfosalt minerals. The above mentioned minerals occur in a gangue that is commonly siliceous, ranging in texture from coarsely crystalline quartz near the Silver City stock to fine grained jasperoid even flinty jasperoid in the far north and distal parts of the district. The gangue also includes abundant barite, calcite, dolomite and rhodochrosite. Deep oxidation above the water table reaches depths of 900-2,200 feet Morris and Mogensen (1978) in the sediments and has produced a variety of sulfate, carbonate, silicates, arsenates, antimonates, manganates and other mineral varieties.

The ores intergrade from one type to another and not uncommonly, do so within a single mine. Morris and Mogensen (`1978) provide the following classification of ore types:

1.	Lead ores containing 5-50 percent lead and as much as 50 ounces of silver per ton.
2.	Siliceous lead ores containing a few percent lead with minor zinc and copper in a gangue of more than 70 percent silica. Silver values are variable but locally high grade.
3.	Siliceous silver ores containing at least 20 ounces of silver per ton and less than 0.15 ounce of gold per ton.
4.	Lead-zinc ores containing 5-15 percent of each lead and zinc and 8 10 ounces of silver per ton.
5.	Copper-gold ores containing a few percent or more of copper, 10 - 20 ounces of silver per ton and commonly more than 0.5 ounce of gold per ton.
6.	Gold telluride ores containing minor tetrahedrite and enargite but as much as 2,500 ounces of gold per ton.
7.	Siliceous lead-copper ores containing a few percent of copper and lead and occur where copper ores give way to lead ores.

Mineral zoning in the district is pronounced. Deposits in the south were most valuable for copper and gold. Farther to the north, lead and silver replace copper and gold in importance and, are themselves, subsequently replaced in importance by zinc in the northern-most deposits. At the Ball Park deposit to the north of the Burgin Mine, silver grades are most commonly less than an ounce and zinc is typically more abundant than lead. In the East Tintic District, metal zonation similar to that seen from south to north across the district can be seen from the deeper parts of some deposits to the shallower regions. The North Lily Mine produced gold and copper ores at depth and moderate grade lead and silver ores from the central and northern parts of the mine. Morris and Mogensen (1978) report the Tintic Standard Mine produced gold-copper ore at depth, silver-lead ore from the central part of the mine and zincian manganese ore from the upper northeastern levels of the mine. The Burgin Mine ores contain lead, zinc, only moderate quantities of silver and insignificant amounts of copper and gold. Rhodochrosite is abundant in Burgin ores in contrast to its relative rarity in other East Tintic ore-bodies.

THE NEW BURGIN MINE

BACKGROUND

The Burgin Extension was initially explored by Bear Creek Mining Corp., (Kennecott) during the period they mined the Burgin down to the 1300 level i.e., 1966 – 1978. The north-south trending East Tintic thrust fault is present all along the east margin of the district. Movement along this structure has placed Cambrian quartzites over Mississippian and Devonian carbonate rocks. Where northeast trending structures intersect the base of the thrust plate, mineralization has been emplaced in zones of brecciation and also as a direct replacement of favourable stratigraphic horizons. The Burgin ore bodies and ore lenses are located in or near the thrust fault intersection with three known northeast trending tear faults. The tear faults have provided the open conduits for ore bearing solutions to rise and invade the broken ground in the thrust zones. The receptive stratigraphic units are the limestones and dolomites in contact with the thrust fault and the brecciated quartzites. In the vicinity of the ore and close to faults, the limestone beds have been dolomitized and commonly contain sanded caverns.

The Burgin Extension ore-body is irregular in size, shape and orientation. In plan view it is roughly parabolic and it plunges to the west at approximately 35°. Included in the ore-body is an isolated pod located in the footwall of the thrust fault below the 1300 level (4,395 el.) known as the Pothole ore-body. (See Figure No.5)

The primary metallic minerals include argentiferous galena, sphalerite, pyrite and some silver sulfosalts. Ore grades vary but in some areas are as high as 70% combined Pb/Zn, indicating almost complete replacement by sulfide minerals. Lower grade mineralization in general extends beyond the ore/waste boundaries, in essence forming a halo around the main ore-body. Gangue minerals include barite, rhodochrosite, calcite, dolomite, quartz and a number of clay minerals. There does not appear to be any oxidation below the water table.

LEGEND
Resource Area
Drillholes
Proposed Drillholes
Underground workings
LEAD RICH
ZINC RICH
Pb Boundary Zn
9,11
7,1
4,5,8
6
3,10
2
1050 LEVEL
FEET
0 40 80 120
CHIEF CONSOLIDATED MINING COMPANY
BURGIN EXTENSION DEPOSIT SHOWING DRILL HOLES AND 1050 LEVEL WORKING
DATE: October, 2006
FIGURE: 5
ENGINEER: B. Mountford, P.Eng.
SCALE:

Since the initial drilling, the Extension has been subjected to periods of intermittent exploration. These campaigns have been carried out by reputable mining and development companies. The sequence of development is shown in the following table, along with reserve/resource estimates made.

HISTORICAL RESOURCE/RESERVE ESTIMATES

TABLE NO.2

Year	Company	Resource (Reserve)	Ag Opt	Pb %	Zn %	Comments
Jan 1978	Bear Creek
Jan 1981	Sunshine Mining	1,623,000	12.35	16.26	7.12	Total Resource no dilution
Jan 1982	“ “	1,741,000	12.80	16.14	6.85	Total Resource zero dilution
Jan 1984	“ “	1,624,000	17.46	18.88	5.31
Dec 1985	“ “	1,150,000	22.20	18.78	6.83
Jan 1988	“ “	1,284,000	22.57	19.54	5.53
Dec 1989	Pincock, Allen And Holt	1,032,000	23.10	26.65	8.74	Based on 47 holes a net operating revenue of $65/ton
July 1996	D.Tschabrun P.E. For Akiko Gold	1,339,000	20.81	15.72	6.49	Based on 81 holes and a $25.22/ton cut-off
Nov 1997	D. Tschabrun P.E. For Chief	1,406,000	16.27	12.76	5.72	Based on 105 holes and a $25.22 cut-off

There have been several “feasibility studies” carried out on the Extension. The earliest was completed by SMC in 1988, and each subsequent one has been an update with a slight change in resource input as indicated in the evolution table above. (Table No.2) In every case, the fundamental concept of separate saleable lead and zinc concentrates has been assumed. Our conclusions relative to this are outlined in the Metallurgical section below, but in summary, we feel that it is not a reasonable assumption. There does however appear to be an area of the deposit where the Pb/Zn ratio is conducive to the production separate concentrates. This area will be further defined and investigated in the work program suggested in this report. (See Figure No.5)

The most recent feasibility update was completed by Mine Development Associates (MDA) of Reno, Nevada in 2001. They applied the two concentrate concept to the Tschabrun resource model, and assumed mine water would be pumped to adjacent old workings.

MDA’s main parameters are shown below for historic purposes. We are of the opinion that Chief should, rather than a simple new update, pursue an open line of thinking leading to a new Feasibility Study for the Burgin. The current Resources, which were considered by MDA to produce a positive cash flow, need augmentation as to Resource criteria. A drill program is recommended that also potentially increases the overall Resource.

MDA STUDY	Capital Cost	$44,819,000
(2001)	Operating Cost	$67.44 per ton
	Daily Production	800 tons per day

FUTURE PROGRAM

We are recommending that an underground drill program be conducted from the Burgin 1050 level, accessed via the Apex No. 2 shaft. Surface drilling has been discounted due to the inability to ensure the drill penetrates the desired ore zone and exactly twins existing holes. Prior to commencement of this program it will be necessary to provide electrical power to the mine and clean up the surface facilities. The shaft and 1050 level will need inspection and rehabilitation as necessary. Ventilation, communications and safety facilities will all require attention. (See Figure No.5)

This drill program will provide technical data to complete those essential pre-requisites to a Bankable Feasibility Study.

1.	Twin old holes to provide drill campaign comparisons and statistical analysis and to facilitate a N1 43-101 Resource estimate.
2.	Metallurgical samples to define concentrate characteristics and the different metallurgy between the indicated Lead and Zinc dominant zones.
3.	Geotechnical and hydrological data for mine planning and dewatering.
•	Logging of ore-body structure
•	Packer testing of rock permeability
•	Installation of maintaining wells

This work will be the initial investigation leading to an appropriate groundwater mitigation plan.

Drill core will be split to provide high zinc metallurgical samples from the ore adjacent to and parallel to holes B-122 and CB-9. High lead metallurgical samples are to be acquired by drilling adjacent to and parallel to holes SB-14 and B-68. A third site proposed for acquiring high lead metallurgical samples is by drilling to the southeast from the site of hole CB-30. The first four holes mentioned above will also provide twins of earlier drill holes that can be used to improve the confidence level of the resource estimates based on the earlier drilling.

Examination of drill plans and sections, leads to the conclusion, that in several locations, the drill hole pierce points of mineralization are somewhat less than ideally spaced or that the drilling was stopped short of the mineralization. It is therefore proposed that additional drill holes be located to close some of the larger gaps in the drill pattern.

The review of earlier drilling identified several deeper holes in the western part of the drill pattern that appear to have intersected a relatively untested deeper zone of mineralization located approximately 250’ to 350’ below the mineralization explored in detail by the earlier drill programs. The intersections are shown in the table below.

DEEPER DRILL HOLE INTERSECTIONS, WESTERN SIDE OF BURGIN DRILL PATTERN

TABLE NO.3

Hole Identifier	Width (ft)	Silver (g/t)	Lead (%)	Zinc (%)
SB-1	73.0’	20.57	18.7	6.8
SB-6	26.7’	25.14	15.4	5.28
SB-9	12.0’	11.07	17.1	0.18

A number of drill holes in the recommended program have lengths extended to provide a check for additional mineralization at the potentially productive horizon/structure intersected.

The drill holes recommended are listed in the table below. It is suggested that HQ gauge core be used to maximize the amount of sample material available.

RECOMMENDED DRILL HOLES

TABLE NO.4

Identifier	Northing	Easting	Direction	Inclination		Length (ft)
1	31238	25898	285[0]	-70[0]	**	500
2	30880	25815	0[0]	-90[0]		500
3	30929	25910	80[0]	-38[0]		350
4	31028	25693	130[0]	-60[0]		650	(400)*
5	31028	25693	95[0]	-65[0]		650	(400)*
6	31000	25988	0[0]	-90[0]		150
7	31229	25906	0[0]	-90[0]		650	(400)*
8	31025	25693	187[0]	-61[0]		700	(525)*
9	31359	25712	0[0]	-90[0]		600	(400)*
10	30938	25903	0[0]	-90[0]		650
11	31359	25712	90[0]	-65[0]		600	(500)*
Sub-Total						6,000
Footage Contingency						1,200
Total						7,200
*	Length required if not extended to check for deeper mineralization
**	Implies an inclination to penetrate rock materials below the level of the drill hole collar.

Following the drilling, we anticipate potential further project financing using public methods. This will require a N1 43-101 Resource and subsequent Scoping Study completion. The last three months of a nine month program is allocated for these studies at a cost of $100,000.

The estimated budget for the Burgin program is as follows:

Power to Mine			$10,000
Surface clean-up			3,000
Shaft and Mine Inspection			10,000
Rehabilitation (unknown – pending inspection)			—
Drilling	7,200 ft @ $35 per ft	=	$252,000
Assays	2700 @ $24 per assay	=	65,000
Supervision and Geology (Miscellaneous expenses)		=	100,000
Hydrology		=	50,000
Resource and Scoping Study		=	100,000
Sub-Total		=	$590,000
Contingency @ 20%			$120,000
		BUDGET	$710,000

MINERAL PROCESSING

The Burgin Mine and Concentrator was operated by Bear Creek Mining Co., a subsidiary of Kennecott Copper Corporation, from 1963 to July, 1978. They produced separate lead and zinc concentrates using differential flotation from both sulphide and oxide ores. Ore was processed at rates which varied from 400 tpd to 900 tpd depending upon grindability of the mineralization and availability of the mine and plant. A conventional crushing circuit preceded two ball mills in parallel which fed a lead flotation circuit followed by a zinc flotation circuit, concentrate thickening, filtering, concentrate load-out, and tailing disposal (See Figure No.6). The second ball mill was added in June, 1975 in order to raise milling capacity from 400/500 tpd to 700/900 tpd. In the final years of operation, predominantly sulphide ores were processed.

CRUSHING
GRINDING
LEAD FLOTATION
ZINC FLOTATION
THICKENING
FILTERING
Lead Concentrate
Zinc Concentrate
TAILINGS POND
CHIEF CONSOLIDATED MINING COMPANY
BURGIN MINE
METALLURGICAL
FLOW SHEET
DATE:
FIGURE: 6
SCALE:
ENGINEER:

During its tenure, Kennecott processed ore grading minor Au, 12.7 opt Ag,, 0.03% Cu, 13.9% Pb, and 15.5% Zn. Overall recoveries were reported as 83% for silver, 81% for lead, and 68% for zinc. Kennecott also conducted several investigations into reasons for poor metallurgical performance with respect to recovery of zinc and the grade of the zinc concentrate, as well as losses of lead and silver. Consistent conclusions as a result of mineralogical examination of samples of concentrates and tailings were:

•	The intimate association, by attachment, of iron-poor sphalerite with pyrite and non-sulphide minerals (rhodochrosite, quartz, barite, and dolomite), either as inclusions or as surface middlings;
•	Rimming of sphalerite by fine galena;
•	Small inclusions of galena in sphalerite;
•	Coating of sphalerite by dickite (clay).

There are, in the literature (USGS Professional paper 614A by Radke, et alia.) references to two types of galena in the Burgin Mine: Type 1, coarse-grained and silver-rich, and Type 2, fine-grained and silver-poor. Such occurrence is not unusual in polymetallic mineralization.

Although a regrind circuit was installed in the Concentrator, no recorded evidence of its use has been found, either in the lead circuit or the zinc circuit, though it must have been used at some point. There is ample comment in Kennecott’s observations about the necessity for finer liberation, particularly for sphalerite, but no assessment of an economic grind to flotation has been found. Consequently, it appears that the Concentrator was operated on the basis of achieving maximum hourly feed rate through the ball mills, consistent with the output of saleable concentrates, but at the expense of optimization of the flow-sheet and reagent use.

As part of a Scoping Study, capital costs should be developed for re-habilitation, repair, and re-commissioning of the Concentrator and ancillary facilities. The Concentrator itself is dry and relatively clean and the remaining installed equipment appears to be in good condition, though in some areas it is incomplete. In contrast, any equipment which is located outside, will require major work. The property has suffered from theft, particularly in electrical cabling, piping, tools, and small equipment, e.g., compressors and welding machines. During the recent Trixie gold ore milling it was not possible to process more than 240 tons per day, due to limitations in the classification circuit. The gravity circuit consisting of a Knelson concentrator that recovered free gold, has been sold; its replacement cost would be approximately $120,000, failure to provide a gravity circuit for similar ores would reduce gold recovery by about one-third. Some equipment has been sold to pay creditors. A detailed inventory and assessment of deficiencies has not been undertaken within the scope of this report. Every part of the plant will have to be cleaned and made safe (i.e., necessary platforms, stairs, cranes, lighting, and heating, etc.)

prior to any new work. It is assumed that existing process equipment will not have to be replaced, except as noted.

In summary:

•

All conveyors, crushers, screens, feeders, storage silo, and dust collector should be inspected for structural integrity, where applicable, and mechanical operability, followed by repair and replacement of missing components; all motors should be inspected and tested;

•	The ball mill inside the plant, its motor/drive components, and its mill lining should be inspected by the OEM/Vendor and re-commissioned;
•	The ball mill outside the plant, its motor/drive components, its mill lining, and its foundation will require major work, again by the assigned millwrights, and re-commissioned;
•	The regrind mill, its motor/drive components, and its mill lining should be inspected by the assigned millwrights and re-commissioned;
•	The inventory of pumps and cyclones in the grinding circuits will have to be completed and tested, and piping/launders replaced or added to where necessary;
•

The single bank of flotation cells (the only one remaining from later operation on Trixie ore) will have to be assessed for the required residence time to produce a bulk concentrate, and most likely added to, plus the purchase of some additional cells for cleaning;

•	Both thickener rakes and supports will have to be assessed for structural integrity and in one case re-built; mechanisms will have to be tested and re-commissioned;
•	Both concentrate filters will have to be re-built using the remaining useable components with additional bags; vacuum pumps will have to be tested;
•	The inventory of process pumps will have to be completed and tested, and piping/ launders replaced or added to where necessary;
•	All small motors and drives will have to be inspected, tested, and added to where necessary;
•	The concentrate load-out facility will have to repaired (concrete) and rail access restored;
•	The supply of fresh and process water will have to be restored and the reservoir cleaned out;

•	The pipeline for disposal of tailings will have to be surveyed and most likely replaced; the lining for the pond will also require repair;
•	The system for supply and distribution of power from the Public Utility, including the motor control centres and control room, will have to be inspected, repaired as necessary, and certified;
•

The building which housed the metallurgical/assay laboratories will have to be inspected, repaired, and re-equipped for on-site test-work and assaying, including environmental protection and monitoring;

•	The inventory of tools, small equipment, and vehicles for mechanics and electricians will have to be replaced;
•	The offices will have to be cleaned out and made habitable with plumbing, toilets, heat, and light.

An order-of-magnitude estimate of cost for re-habilitation, repair, and re-commissioning of the Concentrator and ancillary facilities to produce a bulk flotation concentrate at the rate of 800 tons per day is, in Year 2005 constant dollars, US$ 3,500,000 to US$ 5,000,000.

METALLURGICAL TESTWORK

During this investigation, a report by Dawson Metallurgical Laboratories, Inc. in 1997 and commissioned by Chief Consolidated Mining Company was sourced in which some differential flotation test-work at batch-scale showed that a separate concentrate for lead and silver, with attendant gold in minor quantities, and good recoveries could be produced, followed by a zinc concentrate of dubious grade with poor recoveries. The origin of the ore samples was unclear and the head grade was higher than for Kennecott’s Life-of-Mine average:

FLOTATION TESTWORK

(Pb/Zn Ratio 6:1)

TABLE NO.5

		Assay			Recovery, %
Product	Wt %	Ag,oz/ton	Pb,%	Zn,%	Ag	Pb	Zn
Pb Concentrate	31.45	56.17	62.99	3.98	85.3	90.1	35.5
Zn Concentrate	4.50	16.00	32.79	39.89	3.5	6.7	50.9
Tailing	64.05	3.61	1.08	0.75	11.2	3.2	13.6
Head	100.00	20.70	21.97	3.53	100.0	100.0	100.0

	Hypothetical example of a combined Pb/Zn bulk concentrate
	35.95	51.13	59.16	8.48	88.8	96.8	86.4

The 80% passing size to flotation for this test was not accurately known, but it is believed to be somewhere between 100 microns and 125 microns. Kennecott’s concerns about liberation and the occurrence of middlings are apparent in the high recovery of zinc into the lead concentrate and the assays of silver and lead in the zinc concentrate, though it must be noted that the ratio of lead to zinc in the feed to this test was high at 6.2 : 1. This ratio, as in the processing of all polymetallic ores, governs the success or failure of maximizing recovery of zinc into the zinc concentrate at an acceptable concentrate grade, i.e., 49% Zn or higher. In other words, if the ratio was lower, 1 : 1, or the reverse, the probability of optimizing the economic production and the quantity of a saleable zinc concentrate would be enhanced. A hypothetical example of this is shown below by increasing the zinc head grade to 6.90% and reducing the assay of silver and lead in the zinc concentrate, e.g.

SEPARATE Pb/Zn CONCENTRATES

(an example)

(Pb/Zn Ratio 3:1)

TABLE NO.6

		Assay			Recovery, %
Product	Wt %	Ag oz/ton	Pb %	Zn %	Ag	Pb	Zn
Pb Concentrate	28.93	61.03	65.10	8.47	85.3	90.1	35.5
Zn Concentrate	7.02	10.32	19.95	50.00	3.5	6.7	50.9
Tailing	64.05	3.62	1.04	1.46	11.2	3.2	13.6

Head	100.00	20.70	20.90	6.90	100.0	100.0	100. 0

	Hypothetical example of a combined Pb/Zn bulk concentrate
	35.45	51.85	60.00	16.82	88.8	96.8	86.4

In both cases, the effect of combining the lead and zinc concentrates into a bulk concentrate for sale, results in high assays of payable silver and lead (and gold) at higher recoveries compared to differential concentrates, but at the sacrifice of non-payable zinc.

Previous estimates of ore reserves which have been commissioned by Chief have been based on the production of separate concentrates for lead and zinc by differential flotation. In this Report, it is considered more practical and economical to produce a bulk concentrate as described above from ore zones which contain high ratios of lead to zinc.

A review of drill core assays supplied by Pincock, Allen, and Holt shows that, in addition to the majority of intervals which report high ratios of lead to zinc, there is probably a zone in the North-east part of the Burgin Mine in which the ratio of lead to zinc is most probably 1 : 1 to 1 : 3 in which case, production of a distinct zinc concentrate would be considered feasible but subject to definition of the desirable mineable tonnage in this zone. (See Figure No.5)

Accordingly, and for the Scoping Study stage, a program of metallurgical testwork should be designed based on access to new drill core which would intersect the Burgin extension zones of mineralization down dip, across strike, and below the water table from the cessation of mining by Kennecott. A preliminary review of possible drilling sites has been undertaken with Mr. David Jenkins, based upon existing drill stations and presumed access to them. The following duplicate holes are recommended: (See also Table No.4)

RECOMMENDED DRILL PROGRAM

TABLE NO.7

Drill Hole Twin		Mineral Zone
SB -14	Vertical	High Pb
B-122	Vertical	High Zn
B-68	Vertical	High Pb
CB-9	Vertical	High Zn
CB-30	Inclined	High Pb
To SE
Two	Vertical	Pothole
Two	Vertical	from 1450 level

On the basis of selecting a minimum of three composites from each hole which will reflect a range of lead: zinc ratios and which could be combined across holes for similarity in ratio based upon mineralogical examination, the following preliminary scope of metallurgical testing is proposed:

•	Conduct mineralogical examination to define mineral liberation characteristics;
•	Conduct Bond Work Indices for determination of specific power requirements, as well as Bond Abrasion Indices, for single-stage ball milling;
•	Investigate optimum grind to flotation for a bulk concentrate and extend to differential flotation as considered appropriate;
•	Conduct rougher flotation tests to determine optimum flotation times and reagent conditions;
•	Investigate regrind tests and preliminary cleaner tests, supplemented by mineralogical examination of products;
•	Conduct final batch-scale rougher, regrind, and cleaner tests with differential flotation as appropriate;
•	Conduct thickening tests on bulk and differential concentrates as appropriate;

•	Conduct filtering tests on bulk and differential concentrates as appropriate;
•	Concentrate quality analysis.

Following an enquiry to an internationally recognized metallurgical testing laboratory, the approximate cost of such a program is estimated to be in the range of US$ 125,000 to US$ 150,000.

BURGIN WATER

The Extension ore-body must be adequately dewatered, before commencing mining operations. This requires the establishment of an effective mitigation development strategy and provision of the necessary equipment. The first stage in the activities must be a thorough technical review of the available data, hydrology testing from the proposed Burgin drill program and the definition of the work required to produce optimum results. The eventual solution can be addressed from two broad points of view.

•	The disposal of water to facilitate mining
•	The use of the water to produce an economic benefit

Prior to the results from the Burgin Mine work program, we are suggesting that it is only necessary to pursue the water Application and Sales segments of the desalination plan. The cost to establish hydrologic conditions in the mine are covered in the mine program. The budgeted amount to forward all other water activities in the time frame under consideration here (nine months), is $30,000.

HYDROLOGY

The hydro-geologic conditions, relative to the Burgin Mine, are described by Morris (1964), Lovering and Morris (1965) and Morris and Lovering (1974). Hydrogeologic conditions in the Goshen Valley immediately east of the mine have been described by Bissell (1963) Cordova (1970) and Dustin and Merrill (1980).

The Burgin Extension ore-body is highly fractured, with groundwater entering the mine workings via faults and fractures. Data by Lovering and Morris (1963) indicate that groundwater in the vicinity of the mine flows eastward to the Goshen Valley - through the Tertiary Packard Quartz Latite. Lithologic data collected by Sunshine Mining Company from monitoring wells located approximately 2,200 ft northeast of the old Kennecott disposal ponds indicate that, due to a flatter groundwater gradient than stratigraphic dip, groundwater flows through the Tertiary Pinyon Creek Conglomerate. This unit overlies the Packard Quartz Latite. The Packard Quartz Latite is predominantly a medium-grained quartz latite porphyry. It is generally divisible into an upper unit of vitrophyre and tuff with a thickness of up to 500 feet in the region, a middle unit of quartz latite porphyry that reaches a local thickness in excess of 2,700 feet, a lower unit of vitrophyre as much as 200 feet thick, and a basal unit of fine-grained tuff as much as 700 feet thick (Morris and Lovering, 1979).

The Pinyon Creek Conglomerate is a poorly sorted conglomerate consisting of boulders and cobbles in a matrix of grit and sand. This formation reached a thickness of at least 1,000 feet in some locations of the region (Morris and Lovering, 1979).

A test hole (DP-1) was drilled by Sunshine immediately east of the disposal ponds in 1986 as part of a previous hydrogeologic investigation (Earthfax Engineering, 1986). This hole encountered coarse-grained alluvial sands and gravels in a silty matrix to a depth of 117 feet, at which point the Pinyon Creek Conglomerate was encountered. The hole was advanced to a depth of 190 feet within the conglomerate and abandoned due to drilling problems (inadequate rig size) prior to encountering groundwater. The relatively shallow depth at which bedrock was encountered beneath the ponds (compared with the thickness of the unconsolidated valley fill in Goshen Valley to the east) suggested that the primary Basin and Range fault that resulted in the formation of the east Tintic Mountains and the adjacent Goshen Valley exists east of the ponds and that the ponds overlie a pediment bedrock surface.

Two additional holes (DP-2 and DP-#) were drilled by Sunshine in 1986 and completed as monitoring wells approximately 2200 feet northeast of DP-1. These holes encountered groundwater in the Pinyon Creek Conglomerate at a depth of approximately 340 feet. Static water levels in the wells rose to about 270 feet below ground surface to an elevation of approximately 4,536 feet above mean sea level (amsl). With a water level in the old Burgin Mine of approximately 4,550 amsl (see Lovering and Morris), 1965) the hydraulic gradient between the mine and the two existing monitoring wells east of the disposal ponds is about 3.4 feet per mile.

Hydrogeologic conditions beneath the stream channel leading to the disposal ponds are unknown. However, based on a review of the published geologic reports and surface exposures, it is expected that the alluvial deposits and the Pinyon Creek Conglomerate thin toward the west. The uppermost saturated zone occurs in the Packard Quartz Latite in much of the area west of the alluvial fan on which the disposal ponds are located.

Cordova (1970) indicates that groundwater occurs in Goshen Valley in four aquifers. In descending order, these aquifers are a water table aquifer, a shallow Pleistocene aquifer (existing under both confined and unconfined conditions), a deep Pleistocene aquifer (confined) and a Tertiary aquifer (confined). In the western portion of Goshen Valley (i.e. that portion of the valley closest to the disposal ponds), Cordova (1970) indicates that the water table aquifer and the shallow Pleistocene aquifer are interconnected. The direction of groundwater flow beneath western Goshen Valley is generally northeastward toward Utah lake.

Water that was encountered in the old Burgin Mine was in excess of 140° F and moderately saline (with total dissolved solids concentrations varying from about 6,000 to 8,000 milligrams per litre). Klauk and Davis (1984) and Cordova (1970) similarly identified groundwater of moderate salinity in Goshen Valley. The chemical characteristics, of the southern Goshen Valley groundwater, are different to groundwater in southern Utah Valley. Goshen Valley ground-waters have elevated temperatures as well as elevated concentrations of sodium and chloride. Many of the Goshen Valley ground-waters are chemically similar to water encountered in the old Burgin Mine as well as thermal groundwater discharging at Lincoln Point in Utah Lake (Klauk and Davis, 1984). Previous groundwater sampling in Goshen Valley has indicated that this similarity is naturally occurring, rather than being influenced by mine-water discharges (Hood, 1975; Dames & Moore, 1985). Nevertheless, this factor must be clearly understood and acceptable to all involved in the Burgin Water Application.

Davis and Cook (1983) found that Goshen Valley is a graben comprised of several structural blocks which are filled with sediment. The many faults associated with these blocks probably form conduits for upward migration of naturally-occurring thermal, saline groundwater, which would mix with good-quality groundwater at shallower depth. The occurrence of saline, thermal discharges at Lincoln Point suggests some upward migration of saline groundwater along faults.

MINE DEWATERING

During the production operation by Bear Creek at the Burgin Mine, the workings extended into the water table. Some of the events at the time, and the pumping problems encountered, have been described earlier in this report.

A pre-requisite to the compilation of an effective water removal plan is to define the quantities of water that need to be removed as mining extends further into the standing water table.

The ore-body Extension extends from the 1300 level in the Burgin No. 2 shaft (4,395 el.) down to 3,939ft el., i.e. a vertical distance of some 455 ft. The current elevation of the water, i.e. the water table, is 4,563 ft el., hence it will be necessary to dewater at least 624 ft of vertical distance.

As an aid to future technical investigations and relative to the quantity of water to be removed, the following historic facts are available. The mine is subjected to extensive flows of warm corrosive saline water containing elevated levels of arsenic, lead and total dissolved solids (TDS). The TDS on average will be 7,000 mg/litre.

•	The provision of adequate wells and other dewatering components must be an absolute priority. In the past this was neglected and the workings were not generally water free.
•	The eastern end of the ore-body produces considerably less water than the west.
•	By the end of 1967 with the bulk of production above the water table, the mine was pumping 4,400 U.S. gpm via two wells, one from surface and a 17.5” Ø well from the 1200 ft level.
•	By 1969, several churn wells were in operation from the mine workings and pumping was at 5,200 U.S. gpm by year end. Mine workings were still above the 1200 level and concentrated on 1050 level.
•

During 1970 the 1300 level was opened and drifting commenced. Production was above the 1200 level. During the year the drainage peaked at 10,000 U.S. gpm of 150°F water but by year end, had reduced to 9,000 U.S. gpm. It stayed at this level until closure in 1978. Mine production increasingly was concentrated off the 1300 level and many of the stopes were still wet creating very poor ground conditions with resultant mining inefficiencies.

In a study completed by Sunshine Mining Company in the 1980’s a relatively arbitrary figure of 12,400 U.S. gpm was utilized for the quantity to effectively dewater the extension ore-body. This estimate was based upon the expected open surface area of the proposed mining operation. This figure is still the one quoted in the more recent data, and has been used in projected development plans.

Dames and Moore, carried out an office study in 1985. They were not so certain 12,000 U.S. gpm had validity and opined that flows could theoretically reach 40,000 U.S. gpm. Chester Engineers, a subsidiary of U.S. Filter Operating Services, did a limited hydrology review from geological interpretations and estimated between 17,000 – 22,500 U.S. gpm may be more appropriate.

Over the years, there have been several investigations and studies into methods of resolving the water issue. In 1995 ESA Consultants of Ft. Collins, Co., utilizing all the previous work, carried out what they termed a “Screening Study” on behalf of Chief. A summary of the available solutions is summarized below:

POSSIBLE WATER SOLUTION

TABLE NO.8

METHOD	CAPITAL COST	OPERATING COST/YEAR
1. On site water treatment to public quality standards. Brine evaporated in surface ponds.	$42.5MM	$8.0MM
2. On site water treatment to public quality standards. Brine disposal underground.	$36.2MM	$8.5MM
3. Solar evaporation in the lower Sevier River south of Deseret.	$44MM	$4.5MM
4. Solar evaporation in the Crater Springs Area north of Delta.	$46.6MM	$4.4MM
5. Solar evaporation north of Cedar Valley.	$24.2MM	$2.2MM
6. Subsurface disposal into the Chief Mine.	$13.5MM	$3.7MM
7. Subsurface disposal into the Tintic Standard Mine.	$7.2MM	$1.1MM

Notes:

1)	Above estimates are in 1995 US dollars.
2)	Study assumes treating 12,000 gallons per minute.

Comments

At this stage of the Burgin development, the economics would lead to the conclusion that solutions (1) (2) or (7) are preferred. (1) or (2) are predicated upon economics. If the salt can be sold then (1) is the best option if not (2) would be preferable. Therefore, we conclude that the salt sales potential needs a speedy resolution and subject to the results, the water only treatment solution along with brine disposal into an adjacent mine, be the only desalination concept developed further. If the desalination concept is dropped, then efforts for disposal should concentrate on an environmentally acceptable old mine disposal system. Details of the desalination possibilities are described in more detail later on in this section of the report.

There has been no detailed hydrological evaluation to accurately determine the geothermal water conditions that will prevail during the mining of the Burgin extension ore-body. Sunshine did propose an extensive drawdown test which was never implemented. This test consisted of two large surface production wells, together with four smaller monitoring test wells. The main wells, which would subsequently be utilized for mine drainage, would extend 300 ft below the ore-body. The smaller monitoring wells would be drilled to 1,800 ft from surface. The testing program was to continue for a 12 – 18 month period.

There were two pumping set-ups under consideration.

(a)

Heavy duty, deep well pumps capable of handling hot brine solution. Their use would depend upon the results from the two wells used for the hydrology tests. Obviously more wells would be needed to cover the perimeter of the ore-body. Numbers between 5 – 8 wells have been suggested, the final number will be partly defined by the test program and fully determined by actual application.

(b)

The alternate to the surface wells would be a series of lighter duty wells installed around the ore-body from the Burgin 1050 level. These pumps would discharge to a main pumping level. This level would be equipped with sumps and bulkheads along with high-head pumps boosting the water to surface.

WATER APPROPRIATION

The water basin adjacent to the Burgin Mine is the Utah Lake Water District. This district is fed primarily by Utah Lake, which was closed from new applications on November 15th, 1995. Utah Valley extends from Point of the Mountain in the north to Santaquin Ridge to the south. The two locations are approximately 32 miles apart. The Valley is bordered to the east by the Wasatch Mountains and a series of low lying hills on the west. Utah lake lies in the middle of the District and is some 26 miles long (N-S) and 12 miles wide (E-W). The lake is fed by a series of streams flowing from the Wasatch Mountains. The northernmost is Dry Creek which flows through Alpine Canyon.

Proceeding southerly the other streams/rivers are American Fork, Provo River, Hobble Creek, Spanish Fork River, Peternect Creek and Summit Creek which flows out of Santaquin Canyon. Water also enters the lake via Current Creek which flows from the Mora Reservoir near Nephi. These waterways are the only significant source of water in Utah Valley they recharge the lake and aquifers under the Utah Valley.

As part of the past desalination efforts, on September 4th, 1998, Chief, on behalf of its wholly owned subsidiary Tintic Utah Metals LLC, filed an Application with the Office of the State Engineer (Utah) to appropriate 29,000 acre – ft of water per year. This water is located below the water table (4,563 ft el.) in the old Burgin Mine. On March 30th, 1999 the State Engineer held a public hearing on the “Application to Appropriate (A71750).” At the hearing Chief presented expert and written testimony, which remains “of record.” Various Protestants to the Application, particularly the Central Utah Water Conservancy District (The District) requested time to review the materials submitted by Chief and to submit a response to those materials. The Engineer agreed and gave the Protestants 30 days to respond and Chief a consecutive 30 days to reply. All the Protestants had interest in and concerns about the Application’s impact on the local Utah Lake/Goshen valley water balance.

Eventually, on May 27th 1999 after a series of granted delays, both parties had completed independent studies. Of the nine initial Protestants, only The District had prepared comments to the Chief filings. Responses are summarized as follows:

•

The District agreed that the Burgin geothermal system was very deep and large, four to seven miles below the Goshen Valley; it contained as much as 118 million acre ft of water and was not associated with local precipitations or run-off.

•

The Protestant was concerned that this deep seated system communicated with and was tributary to the deep basin fill aquifers in the Utah and Goshen valleys. The Protestants however did not have data to validate such a hypothesis. Chief presented argument from acknowledged “Independent Expert Consultants” that there was no connection. One of the reasons given was the fact that during 11 years of pumping the water from the mine, (1967 – 1978) there were no changes at all to the Goshen Valley reservoirs and aquifers. Another of the given reasons was that the wells in the Goshen Valley all contain better quality water with depth. Utah Lake has been in existence approximately 10,000 years and associated Goshen Valley aquifers are some 2,000 ft thick. If, over this time, a connection was present then, it was opined, the deeper one goes into the aquifer the worse the water quality should be.

•

The Protestant argued correctly that there was no un-appropriated water in the Utah Lake/Goshen Valley area and assumed that the Burgin Application was part of the area. Chief responded with sound technical, hydro-geological and practical counter arguments.

•

The point was made, by the Protestant, that the plan presented for the utilization of the water by Chief, did not unequivocally demonstrate physical or economical feasibility. Chief responded that these aspects were not within the jurisdiction of the State. Chief, its shareholders and bankers would decide as to the viability of the project once a final mine feasibility study was completed. This could not happen until the resolution of the water problem was clear and economically defined.

In August 1999, the State Engineer denied the Application but he “left the door open” for a new Application. Thus, on February 15th, 2000 Chief submitted a new Application. This Application modified the original, such that Chief was to install and monitor two wells at Lincoln Point and Goshen Hot Springs, and was to come to an “Understanding” with the Protestants.

On September 14th 2000 a further hearing was held before the office of the Engineer. At this hearing each of the Protestants and Chief presented their respective arguments, facts and positions in favor of or against the granting of the Application. Following this meeting, as a result of negotiations, the Engineer was requested to delay a decision until Chief and the Protestants could agree a formula by which they could all approve the granting of the Application. The Engineer agreed to the delay.

The situation today (October 2005) is that there have been several meetings between Chief and the Protestant and a draft Settlement Agreement tabled on October 18th 2001. Finalization of this Agreement is still outstanding.

DESALINATION

Summary

Under the conditions and assumptions used, published data support costs for 75% volume yield desalination of Burgin mine-water:

•	Capital $24 million
•	Operations and Management $0.29/m³ ($348/ac-ft)

Critical conditions and assumptions include:

•	Exclusion of all costs relating to raw water supply to the plant, retentate (brine) disposal and distribution of desalinated water past the plant battery limit.
•	No mixing of brine (disposed by injection to abandoned mine workings) with influent to the Burgin Mine dewatering system, i.e. no change in Minewater salinity over the project life.
•	Local power availability at $0.05/kWh on a non-interruptible basis
•	No allowances for permitting, negotiation of water rights and/or any fees associated with the water supply and brine disposal

The indicated costs allow a margin for profitable operation if product water, nominally 400ppm TDS, can be sold for $600-700/ac-ft.

Note that no project specific contingency allowances have been applied to the costs presented above.

If other project factors are favourable, the next stage of evaluation should include:

•	Hydrogeological review of underground injection brine disposal to identify and quantify any effects on salinity of Burgin Mine dewatering flows
•	Confirmation of power availability/cost
•	Development of preliminary site layout and general design criteria

Satisfactory results from these studies will provide a basis for approaching Reverse Osmosis system vendors to obtain site-specific budget capital and operating cost estimates for desalination.

Background

Reopening of the Burgin Mine to exploit deeper resources will require a significant dewatering program and a practical, cost-effective method of disposal of the product water.

Estimates of the volume flow required for mine dewatering range upward from 12,000USgpm. This value is used as the base case for the current study, corresponding to a flow of 45.4 cubic meters/minute (65,376m3/d, 23.9 million m3/y or roughly 20,000 acre feet (ac-ft) per year, of warm (140F) brackish (7000mg/L total dissolved solids, “TDS”) water from below the planned development.

The base case for Mine-water disposal is currently anticipated to be discharge into the (abandoned) workings of one or more adjacent mines, with the expectation that the water will permeate back to the deep geothermal source aquifer without significant short-circuiting into the Burgin Mine dewatering zone.

This assumption is also basic to concepts assessed in the current study. It must be noted that independent assessment(s) will be required to confirm both the hydro-geological feasibility and permit acceptability of the concept.

A previous study, (U.S. Filter Study) has been reviewed. Options from this study included:

•	Evaporative pond disposal. This was summarily rejected on the basis of large pond area and cost.
•	Forced evaporation pond(s). This was also summarily rejected on energy cost as well as pond area/cost.

•

High yield desalination by a sequence of reverse osmosis (RO) and evaporative (mechanical vapour compression, “MVC”) technologies followed by spray evaporation. Ultimate salt disposal was as bulk crystal/saturated brine in a lined surface impoundment.

The latter option was examined in some detail, resulting in an order of magnitude treatment capital cost estimate of $150 million or $2550/m3/d. This is above the high end of the range of specific capital costs attributed to the US Army Corps of Engineers for RO seawater desalination. Such a high capital cost is plausible based on the thermal (evaporative) component and high brine disposal costs. However, it implies a requirement for high revenue from purified water to achieve break-even or profitable operation.

The U.S. Filters report cites regional bulk water pricing in the range of $1,500-$1,900/ac-ft. More recent investigation suggests that the current local value of bulk desalinated water is likely to be in the $600-700/ac-ft range.

The objective of this study is to review alternative desalination strategies which might result in cost-effective processing of Burgin Mine water in the context (see above) of practical disposal of concentrated brine by injection to local abandoned mine workings without significant effect on salinity of the Burgin Mine dewatering flow.

Scope and Battery Limits

The scope includes a raw water cooling/storage/aeration pond and reverse osmosis (“RO”) desalination facilities.

Battery limits are from discharge of the mine water to the process feed pond to the intake of the potable water discharge from storage.

Exclusions

Mine dewatering to the point of discharge to the raw water pond and potable water discharge (to pipeline or aquifer) from the potable water storage are specifically excluded.

Overview and Technology Selection

The 7000 ppm salt content of Burgin mine-water is significantly above the level at which ion exchange and electrodialysis are practical. This limits the potentially applicable technologies to reverse osmosis and evaporative technologies.

For relatively low raw water salinity (i.e. brackish water), RO costs are typically significantly lower than evaporative methods. Therefore, for the purpose of the immediate future work, relative to the water issue, Reverse Osmosis is the selected desalination route. Since we are suggesting that the program during the next nine months be restricted to the Appropriation and possible water sales, any further detail into desalination improvements can be safely delayed.

For example, the possibility of combining a low yield MVC process with hot softening and cooling of raw water to the (about) 100F target for RO feed might be an appropriate trade-off study at the feasibility level.

Overall Treatment Concept

The conceptual treatment scheme for assessment is:

•	Raw water cooling with chemical pretreatment. Precipitates and suspended solids are disposed to a surface impoundment.
•	Single stage RO to about 75%(v/v) recovery of desalinated water (permeate) at about 400ppm TDS.
•	Retentate (brine, 27-28,000ppm TDS) to underground disposal in non-connective local abandoned mine workings.

Pretreatment of the entire volume of raw water is conceptually preferred so that solids and scale will not block percolation of brine into the re-injection formations.

Reverse Osmosis – Process Considerations

For the Burgin Mine, raw water processing requires pre-treatment including;

•	Cooling from 140F to <100F
•	Oxidation and hydrolysis of the (minor) ferrous iron and manganese (II) components
•	Separation of suspended solids
•	Rejection of divalent ions (calcium, magnesium, sulphate) and silica
•	Polishing filtration
•	pH adjustment
•	Anti-scalant addition

Treatment chemicals represent a significant process cost and the solid products (sludge) require surface impoundment. As noted in the previous section, raw water suspended solids and precipitates must be disposed of on surface to optimize infiltration of waste brine into the re-injection formations. Surface disposal will require a lined impoundment due to the salt content of the aqueous phase. The slurry for disposal will be alkaline and non-hazardous.

Specification of the actual suite of chemicals for water pre-treatment will require testwork optimization for both performance and cost-efficiency.

For RO, a single stage system with phased membrane replacement to maintain average permeate salinity at or below the nominal 400 ppm TDS target and retentate (reject) salinity in the 28,000 range will result in a volumetric desalinated water yield in the 75% range, i.e. 9,000 U.S. gpm or 14,900 ac-ft/year.

If future market studies indicate a premium (in value or marketability) for lower salinity product, the extra capital cost of a two stage RO system could be justified due to better operability as well as product quality.

Treatment Costs

For pre- or final feasibility assessments, the usual and appropriate approach of costing RO water treatment is to develop design criteria and/or a performance specification as a basis for obtaining vendor’s budget quotations. Insufficient data are available for this approach at present.

A computer search has been conducted to identify and collate published data and estimates for a range of analogous water treatment projects. These data, with allowance for site specific costs have been used to identify a probable range of total (capital + operating) unit costs as well as capital and operating cost estimates for desalination of Burgin mine-water.

Cost Factors

The principal reference (Ettourney, H.M., El-Dessouky, H.T., Faibish, R.T., et al “Evaluating the Economics of Desalination”, Chemical Engineering Progress, pp 32 – 39, December 2002) for this section presents an overview of process cost impacts and a simplified overall cost estimation model. Identified major cost factors for RO processing include:

•	Raw water salinity. Lower salinity allows higher volumetric recovery with lower specific (i.e. $/unit) power and chemical consumption as well as less scale related downtime.
•	Plant capacity. Larger plants provide economy of scale.
•	Qualified labour. This has a major effect on availability and capacity.
•	Energy cost
•	Plant life and amortization arrangements

The Burgin site appears favourable (i.e. indicating low range costs) in terms of raw water salinity (low relative to seawater), plant capacity (high enough to be insensitive to size) and location with respect to availability of qualified labour.

In the case of the Burgin Mine, desalination plant life would have to be significantly longer than the mine life indicated by presently identified resources; normal plant lifetimes are in the 20-30 year range. Negotiation of suitably long water tenure would be an essential pre-requisite to establishing such a facility.

Direct Capital Costs

Direct capital cost components of on RO plant normally include:

•	Land
•	Well or intake construction
•	Process equipment and membrane modules
•	Auxiliary equipment
•	Building(s)

For the purpose of comparison with other projects:

•	Land for the RO facility is assumed to be available as part of the mine development package
•	Capital cost of the wells (mine dewatering) are – for the purpose of this study – attributed to the mine, although this could be split depending on results of overall project financial analysis.
•

Auxiliary equipment can only be specified as part of a development plan and identified market for product water. Previous study data suggest connection costs (20,000ft of buried pipeline plus a groundwater injection system) are likely to be above normal.

•	Buildings suitable for high elevation winter conditions may be higher cost than for lower elevation coastal conditions.
•	Membrane costs in the range of $500-$1,000 per 50m3/d module.

Indirect Capital Costs

Capital indirects, as for other large projects, include freight and insurance, construction overheads and owners costs.

For the Burgin Mine, the mid-continent location with existing road access, close to major transport arteries is favourable.

Contingency

Contingency allowances have not been added to the estimates presented in this study. Although it is likely (but cannot be confirmed) that some of the data used already contain contingency allowances, the author considers that it would be prudent to add a significant contingency allowance for site specific factors in any financial analysis using these data.

Operating Costs

Principal elements of RO plant operating costs are:

•	Electric power
•	Labour
•	Membrane replacement

•	Maintenance and spares
•	Chemicals
•	Insurance

Specific power cost and availability for the Burgin site have not been provided, so $0.05/kWh is assumed. Continental USA power costs are at the low end of the reported $0.04-0.09/kWh spectrum of worldwide RO plant power costs.

Labour costs are expected to be mid-range for USA locations.

Membrane replacement is highly variable (5-20%/y of initial membrane cost) depending on raw water and operator efficiency. For Burgin, brackish water and (assumed) high quality operating labour suggest a low range, 7.5%/y replacement allowance.

Chemical costs are typically in the $0.03-0.05/m3 range. The raw water is low in most problem species, so a low end $0.03 allowance is considered appropriate.

Project Rationale

Under the assumption that the Burgin Mine-water could be pumped untreated to abandoned mine workings for disposal, possible justifications for desalination are:

•	Reduced cost of water disposal due to reduction (75%) in volume pumped to final disposal sites and/or better or more assured percolation of the lower reject volume.
•	Stand-alone project economics of desalination

Potential benefits of a reduced volume for disposal cannot be quantified at present, so the only strong justification for water desalination would be acceptable stand-alone project economics.

In the context of currently anticipated revenue ($600-700/ac-ft), all-in project costs including capital payback and operations should not exceed $0.50/m3 of product water ($600/ac-ft).

For reference purposes, there are frequent literature references to $0.50/m3 as a near term achievable target for seawater desalination. Since coastal seawater is much higher (30-35,000ppm) salinity than Burgin raw water and even the salinity of reject from the conceptual RO (28,000ppm) is below that of seawater, it is not unreasonable to expect that this target may be met.

All-in Cost Comparators

Data on estimated and (reported) actual “all-in” costs for a range of RO desalination projects are summarized below:

COMBINED CAPITAL + OPERATING COSTS

TABLE NO.9

Capacity, m3/d Product	Cost,$/m3	Reference and Notes
20,000	0.64	Single stage seawater, 1987 data
20,000	0.76	Two stage, as above
94,625	0.55	Florida seawater, 1999
Unspecified	0.37	California, brackish estimate
Unspecified	0.28-0.41	Florida, brackish estimate
Unspecified	0.40	Texas, brackish, estimate
Unspecified	<0.50	FAO, general estimate

The 1987 values are old, reflecting out of date membrane costs, and the low end Florida brackish estimate is believed to relate to very low salinity feed. This leaves a range of all-in costs $0.37-0.55/m3. If the high value in this set is rejected on the basis that it is for seawater, the range is $0.37-0.50 ($444-600/ac-ft), which is within the target range for achieving some net project revenue from water treatment with a minimum water revenue of $600/ac-ft.

Capital Cost

Only one reference was found giving a range of capital costs ($380-$560/m³/day) attributed to the US army Corps of Engineers for Florida locations (Desalination by reverse osmosis http://www.ors.org/osde/publications/unit/oea59e/ch20.htm). A mid range estimate of $460 indicates an order of magnitude capital cost of $23.9 million.

Operating Cost

Direct plant operating costs are estimated below based on Ettourney et al except for membrane costs which are reported, recent, (2003) actual costs for a seawater installation in Israel (Glueckgtern, Pinhas “Desalination; Current Situation and Future Prospectus”; The Begin-Sadat (BESA) Center for Strategic Studies, Bar –Ilam University, Israel, Water Article No.1). This cost is at the low end of literature reported values, but does reflect the widely reported significant improvements in membrane performance and reductions in cost over the past two decades.

DESALINATION OPERATING COSTS

TABLE NO.10

O&M Item	$/m3
Membrane replacement	0.035
Chemicals	0.03
Labour	0.05
Maintenance materials	0.02
Insurance	0.005
Subtotal	0.14
Power	0.15	(3kWh/m3 @ $0.05/kWh)
Total	0.29

It should be noted that the operating cost is very sensitive to electric power cost and consumption. The 3kWh/m3 consumption is based on low salinity and is in the bottom quartile of power requirements for RO facilities. Also, the total operating cost is at the low end of the US Army Corps of Engineers estimate ($0.28-0.41/m3) for brackish water desalination at Florida sites.

As a check, total operating costs typically account for about 60% of all-in costs, which is at least plausible for a capital cost in the $24 million range.

Conclusions and Recommendations

Under the conditions and assumptions used, published data support costs for 75% volume yield desalination of Burgin mine-water:

•	Capital $24 million
•	Operations and Management $0.29/m3 ($348/ac-ft)

Critical conditions and assumptions include:

•	Exclusion of all costs relating to raw water supply to the plant, retentate (brine) disposal and distribution of desalinated water past the plant battery limit.
•	No mixing of brine (disposed by injection to abandoned mine workings) with influent to the Burgin Mine dewatering system, i.e. no change in Minewater salinity over the project life.
•	Local power availability at $0.05/kWh on a non-interruptible basis
•	No allowances for permitting, negotiation of water rights and/or any fees associated with the water supply and brine disposal

The indicated costs allow a margin for profitable operation if product water, nominally 400ppm TDS, can be sold for $600-700/ac-ft.

Note that no project specific contingency allowances have been applied to the costs presented above.

If other project factors are favourable, the next stage of evaluation should include:

•	Hydrogeological review of underground injection brine disposal to identify and quantify any effects on salinity of Burgin Mine dewatering flows
•	Confirmation of power availability/cost
•	Development of preliminary site layout and general design criteria

Satisfactory results from these studies will provide a basis for approaching RO system vendors to obtain site-specific budget capital and operating cost estimates for desalination.

POTENTIAL WATER SALES

Based on current information, it is believed that the hydrology of the Wasatch Front is well understood. The annual total flow to Utah Lake and the recharge of the valley aquifers is believed to be a known finite quantity. All of this water is believed to have been appropriated and put to beneficial use. In short, under the present population and use conditions, there is no more water available. A recent study projects that the population on the Wasatch Front will rise from 1,200,000 to 5,000,000 in the next 50 years. The conclusion is obvious. There is a need for additional water resources and the price of water will rise. It should be noted that the State of Utah consumes 81% of its water in the Irrigation sector, 14% for culinary or domestic use, and the remaining 5% is used in all other areas i.e. power plants, mining, industrial and aquaculture.

A recent water price check was made in the cities adjacent to the proposed Burgin Mine. Based upon a single family of 4, using an average 30,000 gallons per month i.e.1 acre ft per year, the following table shows the current prices being paid.

CURRENT WATER COSTS

TABLE NO.11

Location	Price per acre ft
Salt Lake City	$424
Murray City	$489
Lehi City	$610
Provo	$554
Sandy City	$660
Spanish Fork	$698

An indication of the future requirements can be found in a recent report from the Utah Board of Water Resources. This report states that the Municipal and Industrial (M & I) consumption in the Jordan Lake – Utah Lake area is 134,000 acre ft per year. Projections for the year 2020 rise to 207,000 acre ft/year, and for 2050, 338,000 acre ft/year. The same report states that there is only 50,000 acre ft of developable water in the area.

ZUMA CLAY PROJECT

GENERAL

The Zuma property, which is part of the Chief ground is located in the East Tintic district. It lies in the southwestern part about 1½ miles southwest of Dividend. This property consists of all or part of eight patented mining claims of approximately 125 acres in total. Zuma has seen development in the past. A shaft 1,310 ft deep was sunk in 1922 and limited Au, Ag, Pb, Zn production was taken from underground.

During construction for an access road through the property in 1956, a halloysite clay deposit was exposed. Clays are formed by the mechanical and chemical breakdown of rocks (weathering). Clay deposits are classified as residual or sedimentary. Residual clays of which the Zuma deposit is an example, are deposited in the same location as they were formed. Clay resources are generally sub-divided into three groups.

(1)	bentonite and Fullers earth
(2)	kaolin, ball clay, halloysite and refractory clay
(3)	Miscellaneous clay and shale

The second category is the area of interest in the clays found on the Zuma property. The halloysite clay consists of predominately endellite Al2 Si2 O5 (0H)4 2H20, which dehydrates, losing part of its water, to become halloysite. Both endellite and halloysite have been identified on the Zuma claims. The purest endellite is massive and dazzling white with a smooth lustrous surface resembling porcelain. Halloysite is dull chalky white and pulverulent. The Zuma potential for an industrial halloysite venture is demonstrated by the historic exploitation of the clays as well as recent sampling. A grab sample, taken by Consolidated Clay Materials Company in 1998, gave a grade of +80% halloysite. A second sample by a third party was reported to be close to 100%. In comparison the primary producer for ceramic use is New Zealand Clays Ltd., a subsidiary of Ceramco Ltd. Their in-place deposit grades about 80% halloysite.

RESOURCES

A lease contract was arranged between Chief and the U.S. Energy Corporation in 1972. In turn U.S. Energy negotiated a contract to sell halloysite clay to Filtrol Corporation. An estimated 50,000 tons of halloysite was sold to Filtrol Corp’s plant near Salt Lake City where it was processed into a filter catalyst used in the cracking of crude oils into gasoline and other light petroleum derivatives. This production came from two adjacent open pits on the Zuma claims.

In 1990 Sunshine Mining Company drilled the clay deposits with a series of shallow holes. The Sunshine engineers subsequently estimated that there was “a drill indicated” resource of 264,000 tons in the small area drilled off. Sunshine also sold 9,000 tons of clay material from the old dumps to Ash Grove Cement in Leamington, Utah for tests in their cement making process. The test was successful and all the low grade dump material was shipped during the period 1991 – 1993. Various articles and data viewed at the site indicate that the clay potential is equal to that of the adjacent Dragon Mine and upwards of 1,000,000 tons are possible.

Our review of the historic data relative to a possible clay asset development, indicated that clays had been observed or may be geologically interpreted in the following areas covered by Chief’s claim block.

•

East Crown Point Consolidated Property which consists of parts of eight patented mining claims totaling 92.324 acres. This property is contiguous to the Zuma property and a portion of the Zuma clay deposit is located on the Crown Point Extension Claim No.4.

•	The Iran King Property

Replacement clays have been observed.

•	The North Lily Property

Halloysite clay has been observed.

•	Larsen clay pits.

HALLOYSITE

The mineral is an alumino-silicate clay that has special properties by virtue of having a common crystal form of a microtubule.

The composition of halloysite is A12 Si2 05 (0H)4. It is relatively inert and has no reported toxicity or injurious characteristics. It occurs as an alteration product, hydrothermal or deuteric, of feldspars and is often associated as a mixture with kaolin, endellite, alunite, allophane and gibbsite. Silica in the form of quartz or adularia may be associated with these alteration products.

The crystal form appears to be a rolling of the typical plate like form of kaolin and some of its near relatives. It is close in composition to kaolin and included in the “phyllosilicates” (leaf or platey silicates). The principal distinction for halloysite is a higher water content and its crystal form as microtubules rather than laminae. It may be form by addition of water to the kaolin during alteration processes which addition would cause a distortion of the laminae to form the tubules as rolled laminae.

USES AND MARKET POTENTIAL

The high alumina content of halloysite makes it useful as an alumina source for cement production. As an example, there is an operation of a low quality halloysite in the Los Angeles Basin area, serving local cement plants. The pricing of such material is typically tied to freight rates for substituting alumina sources and a large part of any income is obtained from trucking as much as from the clay itself. The advantage of this market for the producer of high purity halloysite clay is that waste produced by selective mining for the high purity material can be sold and its production cost can be covered from such sales. Other lower quality/price markets include the brick and ceramics manufacturing industries, both of which exist in Utah, at no great distance from the Tintic Mining District.

A high purity halloysite product is used for fine porcelain, bone china and as a suspension agent in glazes. A high whiteness halloysite can find considerable value as a functional filler in a wider range of paints by virtue of the textural and strength giving properties of the tubule crystal structure. This acts as a mesh within the paint coat and can reduce the cracking induced by weathering, typical of most common paints. Industrial building paints (barn door and fence paints) do use some slightly coloured fillers as the pigment loading a so high as to cover up the colour derived from such lower grade filler.

The tubule shape of the crystals has also value as a large surface area for absorption and adsorption of liquids. Research by the U.S. Naval Research Laboratory has resulted in patents that allow the absorption of hydrophyllic and hydrophobic liquids (eg water solutions and oils respectively). This function is being used as a system making a slow release anti-fouling paint for ships and has potential in slow release applications for pesticides, fertilizers, fragrances and pharmaceuticals. A further filler use may include application to make air or inert gas voids in polymers for the production of strong, light weight materials.

This would appear to be a growth market that would be worth pursuing with a product of relatively high unit value that has unique physical properties due to the tubule shapes of the crystals.

The absorption ability of the microtubules also offers potential for its use as a relative low cost matrix for catalysts and as a specialty filter clay.

OTHER SOURCES OF HALLOYSITE

Atlas Mining Company has recently purchased the Dragon Halloysite Mine in the Tintic Mining District (Juab County) Utah, and has announced an intention of production from a deposit of a reported 8-900,000 tonnes of clay. It is not clear at this time how much of the deposit is a bright white clay as photographs on the Atlas web site (www.atlasmining.com/dragonmine.html) indicate that there is considerable contamination of iron oxides in the clay faces exposed for testing and future mining. Drill cores show a tan to mottled iron oxide colour in short lengths of boxed drill core. Some of the photos have been placed on the next pages that demonstrate the distribution of white clay within the mixed coloured minerals.

FIGURE NO.11

Atlas Mining Dragon Mine Operation

The mixture of colours indicate that some processing will be required in order to obtain a high white high purity product to meet typical market requirement. The iron contamination is not a trivial problem for Atlas unless the photographs are misleading. The high quality kaolin deposits in Georgia and Cornwall are by contrast a blinding white colour, with very little contamination by other minerals.

Atlas claims that the only other production source at present is in New Zealand and it may be a source for the small high quality ceramic industry in that country. The supply from the North Star Minerals quarry in southern California that goes into cement production in the Los Angeles Basin is not officially qualified as halloysite and is actually a mixture of aluminous clays derived from the weathering and/or alteration of an anorthosite complex. It is unlikely that the operation would move into the higher priced markets but the operator would be a useful source of information for the low-end markets and may be a candidate as an operator or operations consultant for the subject clay deposit.

We have not looked into the trade and imports of halloysite other than the information available in Industrial Minerals Magazine and Mineral Facts and Problems, (1986) US Bureau of Mines publication. Unless the new markets have advanced more rapidly than expected and this remains unreported, the markets for halloysite will support a few producers provided the producers aggressively pursue those markets in the face of competing clays such as calcined kaolin.

ZUMA SHAFT AND LARSEN CLAY PITS

Other halloysite references for the Tintic Mining District show the Zuma shaft area and the Larsen clay pits in Juab County to include halloysite suitable for mineral sample material. A capsule description of this mineralization is located in www.mindat.org database. The minerals appear to be a mixture that would require typing in detail to determine the potential of the deposit. The size of the deposit has been reported to be similar to that of the Dragon Mine, just under 1 million tonnes. Atlas Mining indicates that they expect to sell their product at about US$400 per ton. High quality, high brightness, specialty kaolins sell at prices ranging from US$200 to US$350 per tonne and these are being used in some of the markets to which the halloysite can be applied. The special properties of the microtubules (nanostraws) of the halloysite may allow it to command a higher price in some markets. The further processing of the halloysite to add the active ingredients for slow release applications would allow capture of downstream value-adding and return a much larger net back to the operation.

Looking at the order of magnitude economics of an operation that would have a 20 year life, sufficient to encourage consumers that the product will be available for a reasonable long market life, we see the following scenario:

Deposit Size	1,000,000 tonnes (tonnage assumed to be developed)
Life	20 years
Mine type	Open pit/quarry
Annual Mining Rate	50,000 tonnes
Annual Gross Revenues*	$10,000,000
Capital Cost	$2,500,000
Operating Cost (Annual)	$750,000
Annual Net Revenues**	$8,000,000
*	Using a mixed product price averaging $200 per tonne fob mine site. The freight profits for the 50,000 annual tonnes shipping are not considered here but this might offset much of the production cost.
**	Assuming full sales of product.

This range of costs and revenues should allow a payback of less than a year if full sales of production can be achieved from the start of operations. A typical industrial minerals operation has to “grow” its markets in the early years and smaller revenue streams are returned while stockpiling of product is required to support surges in sales that develop. For the 20 year life, we can expect a pre-tax net present value in the order of $100 to $150 million dollars.

The smaller sized operation has less environmental impact and is much easier to permit to production than a larger operation. Once permitted the expansion of operations is relatively simple.

RECOMMENDED WORK PROGRAM

The economic scenario outlined is a speculative assessment but indicates useful potential with a relatively low capital cost approach. A work program is required to confirm this potential. This work program would involve mapping and drill sampling of the deposit, with samples being sufficiently spread throughout the deposit to allow a reasonable definition of the mineralogy for the whole deposit. Following a mineralogical typing of the deposit, the expected properties of the product should be tested in order to determine which end uses and markets may be most usefully served. Iron stained or silica contaminated material should be subjected to metallurgical testing to determine the possibility of upgrading material at reasonable cost to increase the available product for high-end markets.

Concurrently with the test work looking at physical and chemical properties, a market study should be undertaken to determine what nearby markets are available. A fuller market study would require pilot scale development of product so that potential consumers can be given material for testing in their particular application(s).

An advantage of this type of mineral operation is that once the deposit is defined and the markets reasonable assured, the production plans can be rapidly and cheaply advanced. We therefore anticipate that the suggested program could quickly be subjected to a nominal cost feasibility study. If this is positive production (qualified by the necessary permitting) can quickly be developed.

Drilling and sampling		$75,000
Mapping and data compilation		10,000
Metallurgy/Mineralogy		25,000
Preliminary market survey/sales		20,000
Feasibility Study		30,000

	SUB TOTAL	$160,000

	Contingency 20%	30,000
	TOTAL	$190,000

EXPLORATION TARGETS (OTHER THAN THE BURGIN)

At the current time there are only two mineral known zones which have the combination of grade and tons to have the potential to materially change the potential economics of the Burgin Mine development. These are known as Zone A and Ball Park. (See Figure No.7) Each of these mineral zones consist of a number of discrete but as yet poorly delineated mineralized bodies.

ZONE “A”

This area of lead/zinc/silver mineralization was discovered by means of an exploration drift on the 1050 level of the Burgin Mine. The purpose of the drift was to explore along the East Tintic Thrust fault to the north of the Burgin mineral deposits where it might intersect other northeast trending structures. The initial discovery was followed by approximately 15,000 ft of diamond drilling which outlined three areas of mineralization; respectively the 50-02, B-176 and Footwall. (These areas are shown in Figure No.7) A drive from the Burgin Mine, on the 1300 level, was designed to continue exploration of the “A” Zone. An underground course flowing 1,800 gpm of 140°F water was intercepted at the edge of the “A” Zone. All development on the 1300 level was suspended at the end of July 1977.

N
See Figure 8
A
EXPLORATION
TARGETS
ET-108
ET-114
ET-110
ET-170
ET-169
ET-104
ET-167
ET-165
ET-107
A'
TS-7
ET-120
ET-168
North Lily Fracture Zone
ET-122
ET-105
BALL PARK
AREA
B'
See Figure 9
ET-123
ET-106
70°
50-02
ZONE
ET-87
South Fault
ZONE A
AREA
FOOTWALL
AREA
LEGEND
ET-106
Diamond Drill Hole
Burgin Mine 1050 Level
Workings
East Tintic Thrust
NEW BURGIN
EXTENSION
Burgin
Plantsite
No. 1
Burgin
Shaft
No. 2
Burgin
Shaft
Eureka Standard
Fault
0
800
feet
CHIEF CONSOLIDATED MINING COMPANY
EXPLORATION TARGETS
ADJACENT TO THE
BURGIN MINE
DATE:
October, 2005
FIGURE:
7
ENGINEER:
SCALE:

Martineau and Potter (1977) provide the most critical and detailed reportage of the Zone “A” mineralization. The description presented herein is based in large part on their report. A further report dated 1988 and written by, or for, Sunshine Mining Company, the lessee of the property, lists drill intersections for a number of the drill holes. These drill intersections and others are reported in the table below. None of these data have been verified by the authors of the current study.

SELECTED DRILL HOLE INTERSECTIONS FROM ZONE “A”

TABLE NO.12

Hole Number	Intercept	Pb%	Zn%	Ag oz/ton
B-146	151’ - 167’	3.4	9.4	0.2
B-147	184’ - 202’	6.2	16.4	0.2
B-152	177’ - 95’	7.7	5.0	2.3
	201’ - 221	2.8	0.8	1.2
	221’ - 242’	3.4	1.5	1.3
	242’ - 283’	14.6	4.8	2.3
	304’ - 313’	8.0	0.4	3.0
B-161	450’ - 499’	4.2	5.1	2.7
	530’ - 553’	5.7	0.3	2.8
B-163	339’ - 405’	3.1	6.8	1.1
B-167	90’ - 145’	1.6	3.6	Tr.
	145 - 190’	3.7	4.7	0.4
	278’ - 360’	3.3	3.2	0.3
B-176	277’ - 302’	23.1	3.9	4.1
	312’ - 327’	9.2	1.1	3.6
B-144*	200’ - 210’(**)	1.6	4.2	0.4
B-150*	170’ - 195’(**)	4.3	2.7	0.6
	635’ - 655’(**)	6.7	11.7	2.5
	745’ - 765’(**)	9.7	Tr.	3.9
B-151*	340’ - 350’(**)	1.3	5.6	0.3
	400’ - 417’(**)	12.9	22.2	3.3
B-168*	320’ - 70’ (**)	5.2	10.6	0.5
B-169*	095’ - 145’(**)	4	7	Tr.
	180’ - 230’(**)	1.8	6.8	Tr.
	360’ - 385’(**)	5	6	3
*	Drill intersections and average grades are taken from illustrations in Martineau and Potter (1977).
**	Intersections were measured on figures from the Martineau and Potter (1977) report and should be expected to have a low order of absolute precision.

The 50-02 mineralization is located at the intersection of the north-east trending South fault zone and the East Tintic thrust fault. As such, it is similar to other important areas of mineralization such as the East Burgin, West Burgin and Tintic Standard deposits. The 50-02 mineralization is somewhat unique in that extensive but erratic low grade lead/zinc mineralization containing minor silver credits was found by drilling in the basal volcanics and in the rubble zone below the volcanics. Similar grade, replacement style mineralization was found in the adjacent Ophir formation.

The grade of the mineralization is known only from company reports describing and evaluating the mineralization in the zone. The authors of this report did not find original assay certificates nor copies of the certificates. It is assumed the drift samples and core samples were assayed at the mine by Bear Creek staff, but this cannot be conclusively demonstrated. It must also be assumed that mineralization above the 1260 level, which was taken as a proxy for the water table will be partially oxidized and that metallurgical recoveries to be expected by froth flotation will fall somewhat short of those that might be achieved from milling a clean sulfide ore. No record of metallurgical testing of this mineralization was found.

Martineau and Potter (1977) assigned a reserve figure of 200,000 short tons to the 50-02 mineralization located between the 1050 level and the 1260 level. The estimated reserves were based on extending the values intersected on the 1050 level to depth and on the basis of a few diamond drill holes. They estimate the grade of the mineralization to be 0.2oz/t silver, 4% lead and 6% zinc. They do not state what cut-off grade or other parameters were used in making this estimate. Elsewhere they noted that extensive additional drifting and drilling will be required to establish the tonnage and grade of any ore-body.

Martineau and Potter (1977) point out the potential to find additional, possible higher grade mineralization, with additional exploration in the 50-02 area both above and below the 1260 level. As an example of such potential they provide the example of the Tintic Standard Mine located approximately 700 metres (2300 feet) to the southwest. At that mine in the same fault zone and at a similar structural intersection 2.4 million tons of ore were produced that averaged 24 oz/t silver and 12% lead. Grade and tonnage figures reported elsewhere for the same ore-body, as for instance by Shepard et al, (1967) are different, but of the same order of magnitude.

The B-176 area mineralization is located at the intersection of a north to northwest trending and west dipping reverse fault which displaces the East Tintic Thrust fault. The Tintic quartzite is brought into contact with the rubble zone at the base of the volcanics by this fault. Martineau and Potter comment that dolomites may underlie the quartzite below the 1260 level.

The geographic distribution and grade parameters of the B-176 zone are uncertain. The mineralization appears to be confined to a series of steeply dipping lenses which may merge with the 50-02 mineralization. Similar depositions may exist in quantity below the relatively untested 1260 level.

Martineau and Potter (1977) estimated the reserve tonnage of the B-176 mineralization located above the 1260 level to be 150,000 tons at a grade of 3 oz/t silver, 10% lead and 5% zinc. They do not state what cut-off grade or other parameters were used in making this estimate.

The Footwall area mineralization is known from intersections of ten drill holes spread over an extensive area. The area is a very extensive mass of low grade lead/zinc/silver mineralization within the Footwall dolomites below the Tintic thrust fault. Within the low grade mass are pod like lenses of much higher grade mineralization for which lateral continuity remains to be established. The intercepts are interpreted as indicating a west dipping mineralization mass similar in character to the 274 zone of the Burgin Mine.

Martineau and Potter reported a reserve for the Footwall mineralization located above the 1260 level. They estimated 60,000 tons at a grade of 0.2 oz/t silver, 3% lead and 10% zinc. In addition they estimated a reserve of 240,000 tons located below the 1260 level. This reserve is estimated to contain 1 oz/t silver, 5% lead and 9% zinc. Again no cut-off grades or other limiting parameters are cited. They comment that if continuity of mineralization is assumed, the higher grade pods could contain up to 4 million tons of the same grade material. They do not define “higher-grade.” At the same time they make the point that the potentially available tonnage of mineralization is quite large and at low cut-off grades (that are not otherwise defined) the Footwall area may contain more than 8 million tons with an estimated grade of 0.6 oz/t silver, 3% lead and 6% zinc.

The availability of large tonnages of lead/zinc/silver mineralization could provide some potential for lowering unit operating costs of production at the Burgin Mine if said tonnage allowed for a several fold scaling up of the rate of production and a longer period of production. It is likely that most of the Zone “A” mineralization is uneconomic if viewed in terms of current projected Burgin mining costs and smelter schedules. However, the grade, tonnage, metallurgical and mining parameters of this zone remain largely unknown. There is considerable potential for finding higher-grade mineralization and, following the 176 Zone mineralization down dip, might encounter higher silver grades. Martineau and Potter recommended and this writer concurs that an additional 7,500 ft of diamond drilling from the 1050 level is warranted to further define this zone. This drilling would, in addition to sampling for mineral grade, provide material from below the water table for metallurgical studies.

Recommendation

A two-phased exploration program is justified and recommended as a corollary to recommended development of the Burgin extension. A Phase 1 program estimated to cost $710,000 consisting largely of core drilling is proposed. The first exploration phase is to consist of 11,000 ft of diamond drilling from the 1050 level drift. A total of 7,500 ft will be used to trace the 176 zone mineralization down dip and 3,500 ft is to be used to follow up on Footwall mineralization high-grade intercepts. This work, which could follow the Burgin extension drilling, subject to its success, should establish the dimensions, grade and geological controls of mineralization in the 176 area and will continue to delineate higher-grade zones in the Footwall. The 176 area drilling should be sited to:

1.	Drill four holes spaced at 100 metre intervals to intersect the 176 Zone at the 1360 level and
2.	Drill four holes spaced at 100 metre intervals to intersect the 176 Zone at the 1700 level.

A preliminary metallurgical characterization study is included in the Phase 1 budget. The data acquired in Phase I should be sufficient for an initial engineering Scoping Study or included in the anticipated Burgin Feasibility Study. Provision is made in the Phase I budget for an initial engineering scoping study to determine the potential for mineralization identified in Phase I drilling to meet minimum economic parameters for production as either a stand-alone operation or as an adjunct to new production from the Burgin Mine.

The second phase of exploration in the 176 Zone and Footwall should be dependent on a positive finding by the initial engineering study recommended for Phase I. Phase II exploration program should consist of 22,500 ft of drilling. Of this total 19,000 ft of drilling is recommended to be used to close the drill hole intercept spacing in the 176 Zone to approximately 150 ft and to provide additional metallurgical sample material. A further 3,500 ft of core drilling is to be available for following up other potentially economic intersections or testing newly derived geological concepts.

Chief should also include more detailed metallurgical testing to supplement the Phase I testing. It is expected that it will be possible to produce a N1 43 – 101 Resource estimate based on the drill results generated from both Phase I and Phase II.

The budget for Phase II, at $1,312,000, also includes an allocation for additional metallurgical studies.

Cost Estimates (Excluding Metallurgy)

PHASE I - ZONE “A”		COST (US$)
Diamond Drilling 3,500m @ $110/m		$385,000
Assays and Analyses: 2,500 sample @ $24		60,000
Metallurgical Testing		25,000
Drill Supervision and Sampling (Geo, Living Exp., Transport)		90,000
Report		35,000
Engineering Scoping Study		50,000
Subtotal		$645,000
	Contingencies 10%	65,000
	TOTAL PHASE I	$710,000

PHASE II - ZONE “A”		COST (US$)
Diamond Drilling: 22,500 @ $35/FT		$790,000
Assays and Analyses: 5,500 samples @ $24		132,000
Metallurgical Testwork		100,000
Drill Supervision and Sampling (Geo, Living Exp., transport)		120,000
Report		50,000
Subtotal
		$1,192,200
	Contingencies 10%	120,000
	TOTAL PHASE II	$1,312,000

BALL PARK ZONE

The Ball Park Zone of lead/zinc mineralization is located approximately 250 metres to the northeast of the northern edge of Zone “A”. (See Figure No.7) Faddies (1982) reports that the Ball Park mineralization was discovered as a result of a recommendation by D.C. Bulmer (Bear Creek Mining Company employee) after a program of surface mapping, geochemical studies and re-logging of 5000 feet of drill core.

Eight drill holes penetrated the mineralization and other drill holes intersected permissive and amenable structures or lithologies. The permissive dolomite is truncated to the west and northwest by the East Tintic thrust fault and to the south and east by a deep erosional valley now filled with Tertiary latite flows. The drill holes suggest the mineralization occurs in an area 600 feet wide by 1600 feet long and at a depth of at least 900 feet to 1000 feet below the surface. Faddies reports the deposit strikes to the north and dips to the east at 25° to 30°. (See Figures No.8 and No.9)

ET 104
ET 169
ET 107
ET 167
ET 109
5500'
5000'
4500'
Tertiary Volcanics
Tertiary Volcanics
Tertiary shale & marl
Tintic Quartzite
Shale
Dolomite
Shale
East Tintic Thrust
Victoria Formation
Interval % Pb % Zn
23' 1.0 4.0
37' 1.1 5.3
33' 2.1 5.4
17' 1.9 5.0
11' 3.0 8.6
Interval % Pb % Zn oz Ag
23' 1.5 3.9 0.2
10' 1.4 5.2 0.2
Water Table at 4550'
TD 1398'
TD 1352'
TD 1490'
TD 1350'
TD 1501'
Bluebell Formation
Victoria Formation
Tertiary conglomerate and lahav
Trace Pyrite
Feet
0
300

CHIEF CONSOLIDATED MINING COMPANY			
EXPLORATION TARGETS BALL PARK SECTIONS A - A' (Looking East)			
DATE:	October, 2005	FIGURE:	8
ENGINEER:	D. Jenkins, PGeo	SCALE:

ET 108
ET 170
ET 107
ET 168
ET 105
5500'
5000'
4500'
Tertiary Volcanics
Tertiary Volcanics
Tintic Quartzite
Tertiary shale & marl
Victoria Formation
Victoria Formation
Bluebell Formation
East Tintic Thrust
Possible Fault
Water Table at 4550'
TD 1267'
TD 1250'
TD 1490'
TD 1330'
TD 1616'
Interval % Pb % Zn
23' 1.0 4.0
37' 1.1 5.3
33' 2.1 5.4
17' 1.9 5.0
11' 3.0 8.6
Interval % Pb % Zn oz Ag
505' 0.6 1.5 Tr
37' 1.2 0.4 0.4
Interval % Pb % Zn % Mn
24' 0.1 1.61 23.3
27' 0.2 3.03 21.6
15' 0.2 1.82 8.7
12' 0.0 3.3 12.6
15' 0.0 1.0 3.2
22' 0.4 2.5 13.3
16' 0.0 1.5 2.8
8' 2.8 6.8 7.0
Feet
0
300

CHIEF CONSOLIDATED MINING COMPANY

EXPLORATION TARGETS
BALL PARK SECTIONS B - B'
(Looking East)

DATE:	October, 2006	FIGURE:	9
ENGINEER:	D. Jenkins, POdo	SCALE:

The mineralization is believed to be a Mississippi Valley style lead/zinc deposit hosted by paleo-karst features in the Victoria Formation of Devonian age. This style of mineralization requires very close spaced sampling in order to confirm lateral continuity. In this case there appear to be three mineralized horizons in the dolomite. These are 35 feet to 75 feet thick and are separated by 10 feet to 80 feet of barren dolomite. Faddies (1982) reports the better intercepts are below the water table.

DRILL HOLE INTERCEPTS OF BALL PARK MINERALIZATION

TABLE NO.13

Hole Number	Avg. Thickness	Lead percent	Zinc percent	Silver oz/ton
ET-97¹	37.0’	1.76	2.52	0.10
	14.0’	0.41	.047	0.10
	12.0’	0.84	2.10	0.20
	35.0’	1.09	3.34	0.31
ET-105¹	49.4’	0.20	2.37	0.10
	16.0’	0.23	1.70	Tr.
	12.0’	0.0	3.30	0.01
	14.0’	0.0	1.04	0.01
	22.0’	0.46	3.45	0.00
	16.0’	2.80	6.80	Tr.
ET-107¹	28.0’	1.20	4.03	0.39
	42.0’	1.26	5,02	0.13
	59.0’	1.49	4.15	0.54
	26.0	1.51	41.6	0.11
	26.0	1.08	5.38	0.19
ET-120²	26.0	0.52	2.93	0.04
	75.0	1.12	2.85	0.2
ET-122¹	32.0’²	2.34	6.68	0.00
	37.0’²	0.95	4.19	0.00
	10.0’²	2.52	8.90	0.00
	26.0’	0.52	2.93	0.04
	75.0’	1.12	2.85	0.20
ET-167¹´ ²	23.0’	1.50	3.90	0.20
	10.0’	1.40	5.20	0.20
ET-168²	50.5’	0.6	1.5	Tr.
	119.0’	1.2	2.4	0.4
ET-169²	18.0’	1.5	4.8	Tr.
ET-170²	No mineralization to bottom of hole, but may exist at depth.

¹	Data as reported in Sunshine Mining Company (1988)
²	Data as reported by Faddies (1982)

Faddies (1982) comments the holes completed in the Ball Park target indicate a potential for 13 million tons of mineralization with an estimated grade of 0.2 oz/ton silver, 1.3% lead and 2.7% zinc.

Sunshine Mining Company in its Special Report of 1988 cites a drill indicated mineral inventory Reserve at several lead+zinc combined cut-off grades.

BALL PARK ESTIMATES

(Varying Cut-off)

TABLE NO.14

Combined Zinc+Lead¹	Average Grade	Tons¹	Tons³
Cut-off	Zinc+Lead²	Optimistic Estimate	Conservative Estimate

12%	16%	1,000,000	200,000
8%	13%	3,000,000	700,000
5%	7.5%	14,000,000	3,000,000
3%	6.5%	22,000,000	4,900,000

¹	Data from Sunshine Mining report of 1988
²	Estimates read from graph in Martineau and Potter (1977)
³	Estimates read from graph in Martineau and Potter (1977)

No information or justification is available as to the data used in the estimates. A comparison between Sunshine and Martineau and Potter (1977) shows a close similarity considering several additional mineralized holes were available to Sunshine in 1988.

The mineralization identified in the Ball Park deposit is relatively low grade and contains only negligible silver. There appears to be potential, with further close spaced drilling to identify substantial tonnages with a combined lead+zinc tenor in excess of 10%. Nothing is known of the metallurgical character of this mineralization, but good metallurgical recoveries are associated with Mississippi Valley deposits elsewhere. One might expect partial oxidation of sphalerite above the water table to cause poor recovery of contained zinc. Sphalerite recoveries from mineralization mined below the water table should be considerably higher than Kennecott’s average zinc recovery from the Burgin Mine. Commonly, sphalerite from Mississippi Valley style deposits is low in iron and sells for a premium.

An engineering scoping study to determine potential viability of such a resource is warranted and should be carried out prior to any further drilling. A mining method designed specifically for this style of mineralization may prove to have substantially lower cost than those that pertain to the Burgin deposit. Room and pillar mining applied to these types of deposits in other districts have been able to achieve mining costs of less than US$7.00 per ton. The addition of several million tons of even marginally profitable ore delineated in the Ball Park could change the economics of the Burgin Mine development by reducing unit costs of production

Recommendation

The company should commission an engineering Scoping Study, with an estimated cost of $50,000, to examine lower cost mining methods that might be applicable to Ball Park style mineralization and to determine an initial range of possible mining and milling costs for this zone of mineralization.

In the event that the range of costs and known metal grades combine to be suggestive of a reasonable potential of achieving positive economics by developing the Ball Park lead+zinc deposits, the company should develop a plan to gain additional knowledge as to the mineralization at this zone.

OTHER EXPLORATION TARGETS

A large number of potential exploration targets can be identified with only a cursory review of maps of the Tintic and East Tintic districts. There are a number of well mapped faults, the intersections of which might be expected to produce the requisite porosity and permeability to permit emplacement of mineralization, given reactive rocks and the presence of ore forming fluids. The recognition of the permissive environment at the intersection of high angle faults and the thrust faults provides a key target area that has been successfully exploited in the East Tintic district. Exploration in Zone A identified, for perhaps the first time in the district, large amounts of low grade mineralization where the porosity and permeability of the rubble zone and paleosoil at the base of the Packard Quartz Latite are intersected by the northeast trending hydrothermal fluid bearing fissures.

Notwithstanding the ease of recognizing structural intersections, a number of major and junior companies have explored in the district with little success. Kennecott Minerals Company and Bear Creek Mining Company (a Kennecott subsidiary) in contrast demonstrated marked success through application of geological principals to develop, qualify and prioritize targets of merit. This same process needs to be applied to the many known structural intersections in order to precisely locate the most permissive environments for mineralization and the most permissive environments for mining.

There is at present, based on a four day examination of the data base at the Burgin Mine, a paucity of well documented and qualified targets that warrant immediate exploration expenditures. A number of structural intersections have been mentioned in reports, but detailed descriptions allowing prioritization of drill or exploration targets is generally lacking. Nowhere is there a detailed description of the targets such as the expected depth to the permissive horizon, the permissive unit that is the specific target of the exploration, the attitude of the enabling structure, the degree or type of alteration and how it compares with other ore zones in the region or with the alteration to be expected in the productive stage alteration facies, or a series of arguments and observations that could be used to qualify and prioritize potential targets. This situation is not a consequence of a lack of exploration potential, but rather a result of the focus of time and effort in recent decades on the development of the Burgin Mine and deposits in its immediate vicinity.

We recommend the application of modern day technology in the structural analysis field to the Tintic Districts. A concerted effort should be made to digitize all the available data accumulated over the years. This data can then be represented three dimensionally to produce exploration targets and to opine as to their potential size and priority. This aspect for the future should be considered seriously.

Recognition of regions with exploration potential in the Tintic District is a relatively simple and intuitive process for an experienced exploration geologist. For example, virtually any intersection of two faults is a potential target. Over the years the following targets have been identified:

1.	A.C.A. Howe selected as worthy of comment, the following exploration targets:
•	756 Fissure narrow gold-silver target in the Trixie Mine area.
•	20th Century-Trixie-Eureka Standard Fault Intersection.
•

Eureka Standard mine below water level target where mining of 2 ft to 6 ft wide veins was stopped by water incursion and potential low grade target of sub-10 g/t cut-off mineralization left in previously mined levels.

•	South Apex Hill Drill Hole ET-126 area of silicification and pyritic alteration and low-grade mineralization.
•	Iron Blossom large vertical pipe of 86 g/t silver mineralization left in underground workings and
•	Zuma Area gold target in a zone of halloysite clay alteration.
2.	R.E. Irwin (2001) selected another suite of exploration targets:
•	Inez fault and East Tintic thrust fault intersection target for Burgin type lead/zinc replacement deposits.
•	50-02 Area lead/zinc replacement deposits (discussed in detail as part of Zone A above).
•	Tintic Standard offset where the Tintic Standard thrust fault is offset along the South fault producing a lead/zinc replacement target.
•	Homansville target (only partially on the Company’s claims) for steeply dipping fissure/vein gold/silver/copper deposits similar to the Trixie Mine.
•	Baltimore and North Lily Fissure for steeply dipping fissure/vein gold/silver/copper deposits similar to the Trixie Mine.
•	Iron King Area of silicification and iron-manganese staining in the hanging wall of the Eueka Lily fault.
•	Zuma Clay Pit Area gold target.
•	East Tintic Consolidated Area intersection of the Eureka standard Fault and the 20th Century fault vein hosted gold/silver target.
•	Trixie West Target vein hosted gold/silver target.
•	274 Zone lead/zinc replacement east of the Burgin Mine in the footwall of the East Tintic thrust fault.
•	Zone A lead/zinc replacement.
•	Central Standard/Homansville (not on the Company’s claims) five drill holes are reported to carry narrow intersections of low grade silver/lead/zinc mineralization.
•	Oxen-Tiptop Manganese Occurrences are believed by Irwin to be an alteration halo of a concealed base metal deposit.
•	Ball Park Mississippi Valley lead/zinc target.

In 1988 Sunshine Mining Company geologists, Messrs Glen Mellor and Ralph Stitzer and Engineer Allan Young, after several years of exploration work on the property identified the following resource potential:

DISTRICT TARGETS AND POTENTIAL

TABLE NO.15

NAME	PROPERTY	RESOURCE POTENTIAL
1. New Burgin Ore-body	Burgin Lease	1,284,406 tons @ 22.57 OPT Ag, 19.5% Pb, 5.53% Zn
2. Burgin Gold	Burgin Lease	500,000 tons @ 0.25 OPT Au, 10 OPT Ag
3. Burgin Tailings	Burgin Lease	1,168,655 tons @ 1.3 OPT Ag, 2.45% Pb, 2.75% Zn
4. Ball Park	Unit Lease	30,000,000 tons @ 1.0 OPT Ag, 3-4% Pb, 4-6% Zn
5. Zone A	Unit Lease	450,000 tons @ 1.5 OPT Ag, 6.4% Pb, 7.8% Zn
6. 50-02 Area	Unit Lease	200,000 tons 0.2 OPT Ag, 4% Pb, 65 Zn
7. 756 Fissure	Unit Lease	200,000 tons @ 0.25 OPT Au, 8 OPT Ag
8. Inez Area	Unit Lease	500,000 tons @ 0.3 OPT Au, 5-8 OPT Ag
9. South Apex Hill	Unit Lease	100,000 tons @ 0.25 OPT Au, 5-8 OPT Ag
10. 20th Century-Trixie Int.	Unit lease	150,000 tons @ 0.25 OPT Au, 5-8 OPT Ag
11. Eureka Standard Deep	Unit Lease	300,000 tons @ 0.8 OPT Au, 12 OPT Ag
12. Eureka Standard Mine	Unit Lease	100,000 tons @ 0.2 OPT Au, 3-5 OPT Ag
13. Eureka Standard Fault	Unit Lease Burgin Lease	200,000 tons @ 0.2 Au, 7-10 OPT Ag
14. Middle Fault	Burgin Lease	100,000 tons @ 0.2 OPT Au, 7-10 OPT Ag
15. Iron Blossom Pipe	Iron Blossom Lease	150,000 tons @ 0.2 OPT Au, 3-4 OPT Ag
16. Colorado No.1	Iron Blossom Lease	65,000 tons @ 0.15 OPT Au, 4-7 OPT Ag
17. Pine Canyon	Iron Blossom Lease	100,000 tons @ 0.15 OPT Au, 4-7 OPT Ag
18. Inez-Thrust Int.	Burgin Lease	1,000,000 tons @ 15 OPT Ag, 15% Pb, 5% Zn
19. Zuma Area	Zuma	300,000 tons @ 0.3 OPT Au, 8 OPT Ag
Unit Lease
20. Tintic Standard Offset	Unit Lease	1,000,000 tons @ 20 OPT Ag, 20% Pb
21. Iron King Area	Unit Lease	250,000 tons @ 10 OPT Ag, 10% Pb, 5% Zn
22. Waste Dumps	Iron Blossom Lease Unit Lease Burgin Lease	255,000 tons @ 0.025 OPT Au, 1.56 OPT Ag
23. Trixie Mine	Unit Lease	250,000 tons @ 0.2 Au, 5-6 OPT Ag

NEAR SURFACE EXPLORATION POTENTIAL

District in General

During the period 1986 – 1987 Western Mining Company (WMC) of Australia spent time in the Tintic District. Allegedly they left, not because of any lack of interest, but because of difficulties in partnership relationships. Five well known and respected geologists spent time in the district and Ian W. Levy authored a report of their findings.

Specifically, relative to gold and near surface targets the report stated, “Exploration in the past has focused on silver – lead and gold ores rather than gold specifically. Attention has centred on highest ore value areas, which are generally silver – rich base metal ores. Consequently, the areas most favourable for gold exploration are under-explored and an intensive exploration project is recommended. The project should use empirical exploration methods (geochemistry and geophysics) plus conceptual exploration methods (e.g. structural and lithological modeling).”

The following comments, possibly of importance for future development in the district, especially in regard to open pit targets are extracted from the WMC report.

•

Even though more than 2.7 million ounces of gold has been produced, gold is rarely visible in both ore and stream sediments because it is fine grained and associated with sulphides and silica (see Tower and Smith, 1899 p. 685). Post prospecting could have missed surface silica – gold deposits .

•	Analogous mining districts are El Indio in Chile, Lepanto in the Phillipines and the Nansatsu – Ishihari gold belt in Japan.
•	In the main Tintic District, gold grades increase to the south. This pattern does not hold true for the East Tintic District.
•	Gold grades increase from east to west.
•	When gold and tons are combined two zones are highlighted, which suggests two mineralizing centres or intrusive stocks.
1.	Centennial – Eureka to mammoth area.
2.	Eureka Standard to Tintic Bullion and North Lily.
•	WMC felt that from 1955 emphasis had been placed on the East Tintic District and gold rich targets had not been explored in any detail.

The concluding section of the WMC report is repeated below.

Exploration and Prospectivity

Whilst the Tintic District was being extensively mined, exploration was mainly done by underground development and known ore runs were often pursued to the exclusion of other prospective areas. However, in areas covered by mine development, exploration was rigorous and the miners knew of the indictor mineral leads which could be followed to ore zones. Mining generally continued through to barren limestone, especially the scavenging of siliceous ores by lessee miners after 1927.

Major mining companies including Anaconda, Kennecott, Asarco and Exxon have explored in the district but all except Exxon targeted their efforts towards silver – rich lodes. The Exxon gold exploration at Treasure Hill was part of a porphyry-copper and related deposits exploration project. Virtually none of the exploration done since 1935 has been for gold – the district zoning patterns presented in Section 6.3 explain why very little exploration has been done in the areas of major gold enrichment. Most of the areas considered prospective in this report were not part of the leases explored by these major companies.

The main gold potential lies in new ore zones, either away from or above old workings and in prospective areas not previously tested. Surface drilling of the prospective areas has been totally insignificant. The inherent difficulty of drilling altered limestone terrain is recognized as an exploration inhibitor (sic) in the past, but modern drilling mud technology and drill casing will permit efficient testing of new target areas.

Surface prospecting for gold has been ineffective because the gold is generally very fine and has rarely been seen in gold pan concentrates. Modern geological and geochemical techniques must be tried over this major mineral field. It appears that chip sampling of surface structures would be a very cost effective exploration method to employ. Anomalies thus identified should be diamond drilled to gain maximum geological knowledge and any encouragement should be followed-up by the appropriate percussion drilling. Resistivity surveys may help identify silicified zones. The potential for shallow concealed deposits is very high.

A vast number of Tintic mining tenements have been combined into a significant joint venture exploration area for the first time and data from almost all previous operators have been made available to officers of WMC, thus presenting a unique opportunity to explore more effectively.

Exploration Targets

Figure 23 shows the areas considered most prospective for major gold deposits. Specific exploration targets identified from studies done with Craig Reddell are:

1.	Centennial Eureka south of the shaft above the 8 level to the surface.

2.

Above the auriferous “granite pipe zone” of Chief Consolidated Mine on the Eagle Channel of the Mammoth-Chief Ore Run. Geochemically anomalous vein/fault material has been found beneath the water tanks behind the Chief offices and no mining exists above the 600 foot level. (See Figure 24)

GOLD EXPLORATION AREAS
Volcanic rocks
NORTH LILY MINE
TINTIC STANDARD MINE
CHIEF CON. MINE
GODIVA MINE
GEMINI MINE
SECOND PRIORITY EXPLORATION
CENTENNIAL EUREKA MINE
EUREKA STANDARD MINE
PRIORITY EXPLORATION
MAMMOTH MINE
COLORADO MINE
Volcanic rocks
Monzonite
N
LEGEND
Intrusives
Extrusives
Sediments
Ore Bodies
Fissures
Faults
GENERALIZED GEOLOGIC MAP
TINTIC DISTRICT, UTAH
SCALE 1 IN. = 3600 FT.

Figure 23

Selection of specific drill sites is a somewhat more difficult task and has to be based on a

NORTH
TINTIC
DISTRICT
Central Standard
target area
To Fairfield
Silver Shield dike
U.S. 6 & 50
UTAH
JUAB
R3W
R2W
MAIN TINTIC
DISTRICT
EUREKA
Burgin
target
areas
EAST
TINTIC
DISTRICT
North
Lily
Mine
To Santaquin
Tintic
Standard
Mine
Chief
No. 2
Lead-Zinc
Chief
No. 1
Centennial
Eureka
Mine
Eureka
Standard
Mine
Burgin Mine
No. 2 Shaft
Lead-Silver
GEMINI RUN
PLUTUS RUN
GODIVA RUN
Grand
Central
Mine
Mammoth
Mine
Iron Blossom
No. 3 Mine
T
10
S
MAMMOTH
U.S. Energy
Clay Pits
Trixie
Mine
Copper-Gold
Dragon Mine
INTRUSIVE (?)
ROCKS
Swansea
Mines
Sunbeam
Mine
N
UTAH
Location map
To Laclede Mine
0
5000
feet
Adapted mainly from Morris and Mogensen (1978)
EXPLANATION
Tertiary volcanic and intrusive rocks
Known ore bodies, "ore runs"
Exploration targets being tested, studied
Mine
Shaft
Veins

Major ore bodies, target areas, and intrusive igneous rocks of the Tintic district. Adapted mainly from Morris and Mogensen (1978).

Figure 24

detailed understanding of complex but local geological relationships. Prioritizing of exploration targets in order to have the best chance of achieving an economic mineral discovery is perhaps even more difficult and requires a detailed knowledge and understanding of geological relationships across the district. Prioritizing exploration targets is a process that must be completed to maximize the potential for discovery and to make the most efficient use of fiscal resources.

The target represented by any particular structural intersection needs to be substantially refined to be a useful target for the following reasons. The sites for mineral deposition are at substantial depths of 400 metres or more below the surface. The target mineral zones are in most instances relatively small, irregular bodies that in many cases have only slightly larger alteration aureoles. The maximum dimensions of the targets are typically less than 250 metres and it is not uncommon for considerable ore to be produced from bodies that have cross-section al dimensions of less than 30 metres. These bodies are not easy targets to find. Surface mapping by the United States Geological Survey and by others has identified alteration patterns in surficial rocks that in a few cases have been traced down structure to ore mineral zones at depth and a sequence of alteration patterns has been developed which allows recognition of alteration associated with mineral deposits. Geophysics seems to have been used but little in the district to qualify targets at depth. Recognition that specific stratigraphic units host the majority of the ore producing mines suggests that it is possible to select high probability targets by focusing on the intersection of the most permissive units with the fluid carrying fissures and/or the porosity generating faults.

Mining below the water table is substantially more complex than above the water table and hence the potential for quantities of ore above the water table should be important criteria for prioritizing exploration targets. The quality and quantity of water vary importantly from place to place in the district. Some of the acquifers in the district, such as that near the Burgin Mine, are thermal waters rich in dissolved salts. Disposal of such fluids becomes extremely costly. The cost of pumping water out of the mine openings and more recently regulatory issues with water discharge have caused the halting of mining in some mines and has effectively sterilized other discoveries. The elevation of the water table varies throughout the district, but is generally known from the many bore holes and mine openings.

A series of plans and sections should be generated using all available private and public information and which clearly show the geological relationships and information mentioned in the two paragraphs above. The data presentation should be in such a manner as to clearly delineate which information was observed, which was derived from interpretation or extrapolation from nearby observations and which information is mere speculation. The plans and sections should be used to identify specific exploration targets for drilling and to provide the information for an initial prioritization of drill targets. Where warranted, geophysics should be applied to further refine high priority targets to achieve final selection of drill collars and targets. It is likely to take two geologists between six months and a year to generate a rational synthesis of district geology and to select and prioritize the most prospective exploration targets.

Trixie Ore

Several piles of as – mined and crushed Trixie ore are located on surface near the mine shaft and concentrator. The estimated tonnage and grade (based upon assays of the broken ore remaining underground) of this material is as follows:

120 – 150 tons @ 0.67 opt Au; 5.3 opt Ag
MINE
400 – 500 tons @ 0.18 opt Au; 1.7 op6t Ag

MILL UNCRUSHED	750 tons @ 0.67 opt Au; 5.3 opt Ag

MILL CRUSHED	120 tons @ 0.67 opt Au; 5.3 opt Ag

The contained gold content is approximately 750 ounces as well as 6,100 ounces Ag. Assuming a 90% gold recovery and 75% silver, with present day metal prices of $450 Au and $7.50 Ag this equates to (approximately) a concentrate value of $335,000.

Burgin Tailing

Approximately 1.2 million tons of tailing containing some 2.5% Pb; 2.8% Zn and 1.3 opt Ag have been estimated to remain on the property. With current metal prices of $0.70/lb for Zn, 0.45/lb Pb and $7.50 per ounce Ag, this equates to an in-situ gross value of $86MM. Much of this material will be difficult to recover to concentrate, non-the-less it remains a target for future metallurgical and process investigation.

ENVIRONMENT/PERMITTING

This essential aspect of the on-going development at Chief’s Tintic property has not been investigated for this study. It is our understanding that Chief has arrived at an acceptable solution with the EPA regarding an environmental problem in the Main Tintic District.

We also understand that the State of Utah has granted three permits for operations in the District.

•	Notice of Intention for the Burgin Mine, which was issued on June 3rd 1985 to Tintic Utah Metals LLC (M/049/009).
•	Notice of Intention for the Trixie Shaft Area which was issued December 10th 1993 to South Standard mining Company (M/049024).
•	Notice of Intention for Trixie West Exploration Permit Number E/049/046 was issued to Chief Gold Mines Inc. on July 16th 1995.

Any future program of work should include an updating of the benefits and obligations under these permits as well as a full definition of the environmental risks associated with any proposed operations. Equally as obvious is the need to understand and comply with all environmental and permitting requirements for the work proposed in this study.

MAIN REFERENCE LIST

1.	Volumes of files at Chief’s Eureka office and the Burgin office.
2.	Mine Development Associates; Updated Feasibility Study, October 5, 2001.
3.	Morrison Knudsen; Review and Audit of Sunshine Mining Company’s New Burgin Project.
4.	Pincock Allen and Holt Inc.; Estimate of Mineable Reserves for the New Burgin Project, August 1, 1989.
5.	Glenn M. Mellor; Resource Potential for Sunshine Mining Company’s East Tintic Properties, January 15, 1990.
6.	Donald B. Tschabrun; Resource Estimate for the Burgin Project, November 11, 1997.
7.	Donald B. Tschabrun; Interim Resource Estimate Burgin Project, July 30, 1996.
8.	Various submittals to the Utah State Department of Natural Resources for the Burgin Water Appropriation.
9.	Martineau and Potter; Ore Potential at the Tintic District, May, 1977.
10.	Paul Spor; Chief Application to Appropriate Burgin Mine Water, 2000.
11.	Various Submittals to the State of Utah Engineer, 1998 – 1999.
12.	Chester Engineers; Draft Feasibility Study Burgin Water Desalination, October, 1998.
13.	Hal Morris; The Main Tintic Mining District.
14.	Sunshine Mining Company; Holdings in the East Tintic District February 12, 1987.
15.	H.T. Morris & T.S. Lovering; General Geology and Mines of the East Tintic Mining District, 1979.
16.	Bear Creek Mining Company; Exploration Project Review – Tintic, April, 1982.
17.	Western Mining Company; Shallow Gold Potential Tintic Mining District, February, 1987.
18.	Hal T. Morris, Paul Mogenson; Tintic Mining District, 1978.